Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

CERNER CORPORATION

at

$95.00 Per Share, Net in Cash

by

CEDAR ACQUISITION CORPORATION

a subsidiary of

OC ACQUISITION LLC

a subsidiary of

ORACLE CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF THE DAY ON FEBRUARY 15, 2022, UNLESS THE OFFER IS EXTENDED.

Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cerner Corporation, a Delaware corporation (“Cerner”), at a purchase price of $95.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Cerner, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Cerner upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with Cerner continuing as the surviving corporation and becoming an indirect, wholly owned subsidiary of Oracle. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by Cerner as treasury stock or owned by Oracle, Parent, Purchaser or any subsidiary of Cerner, or (ii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

There is no financing or funding condition to the Offer. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of various conditions set forth in the Merger Agreement, including, among other conditions: (i) the Minimum Condition (as defined below in the “Introduction” to this Offer to Purchase) and (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”), which includes the expiration or termination of the waiting periods or the obtaining of the required affirmative approvals applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any applicable Foreign Competition Laws (as defined below in the “Introduction” to this Offer to Purchase) or any applicable Foreign Direct Investment Laws (as defined below in the “Introduction” to this Offer to Purchase). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.”

The Board of Directors of Cerner (the “Cerner Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Cerner’s stockholders; (ii) approved entry into and adoption of the Merger Agreement, and declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of Cerner accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” below. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer, together with certificates (if any) representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates (if any) representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to Innisfree M&A Incorporated, the information agent for the Offer, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Cerner contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Cerner or has been taken from, or is based upon, publicly available documents or records of Cerner on file with the SEC or other public sources at the time of the Offer (as defined below in the “Introduction” to this Offer to Purchase). Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.01 per share, of Cerner (the “Shares”).
Price Offered Per Share	$95.00, net to the seller in cash, without interest thereon and subject to any required tax withholding (the “Offer Price”).
Scheduled Expiration of Offer	12:00 Midnight, Eastern Time, at the end of the day on February 15, 2022, unless the Offer is otherwise extended.
Purchaser	Cedar Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company, which is a wholly owned subsidiary of Oracle Corporation.

The following are some of the questions you, as a stockholder of Cerner, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.

Who is offering to buy my securities?

Cedar Acquisition Corporation (“Purchaser”), a Delaware corporation, which was formed for the purpose of making the Offer, is offering to buy your Shares. Purchaser is a wholly owned subsidiary of Parent. Parent is a wholly owned subsidiary of Oracle.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent or Oracle. We use the term “Purchaser” to refer to Cedar Acquisition Corporation alone, the term “Parent” to refer to OC Acquisition LLC alone, the term “Oracle” to refer to Oracle Corporation alone and the term “Cerner” to refer to Cerner Corporation, a Delaware corporation.

See Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Cerner on the terms and subject to the conditions set forth in this Offer to Purchase.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Cerner. Following consummation of the Offer, we intend to complete the merger of Purchaser with and into

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Cerner (such merger, the “Merger”), with Cerner surviving the Merger as a wholly owned subsidiary of Oracle as promptly as practicable. Upon completion of the Merger, Cerner will become a subsidiary of Parent and a subsidiary of Oracle. In addition, we intend to cause Cerner common stock to be delisted from the Nasdaq Global Select Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $95.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding.

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. Cerner, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle have entered into an Agreement and Plan of Merger, dated as of December 20, 2021 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent Merger.

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. Holder (as defined below in Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer”) and hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss generally will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined below in Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer”)).

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

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Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $28.48 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger, and that Oracle, Purchaser’s ultimate parent company, will provide sufficient funds for this purpose. Oracle expects to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer from cash on hand at or about the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”) and to obtain the necessary funds to pay for Shares exchanged for cash in the Merger from cash on hand at or about the time of the closing of the Merger.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•

if we consummate the Offer, we intend to complete the Merger, in which all Shares (subject to limited exceptions for Shares subject to appraisal rights and any Shares held by us, Cerner or its subsidiaries) that then remain issued and outstanding will be converted into the right to receive the Offer Price in cash;

•

Oracle, Purchaser’s ultimate parent company, will provide sufficient funds to Purchaser to purchase all Shares validly tendered, and not withdrawn, in the Offer and all Shares converted into the right to receive the Offer Price in cash in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction or (if permitted) waiver of various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the condition (the “Minimum Condition”) that there shall be validly tendered (and not withdrawn) a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, together with any Shares owned by Oracle, Parent or Purchaser immediately prior to the Acceptance Time, represents a majority of the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, Eastern Time, at the end of the day on the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means February 15, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

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If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that: (i) if, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer (collectively, the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 20 Business Days (as defined in the Merger Agreement) per extension, to permit such Offer Condition to be satisfied; provided, however, that if, at any scheduled Expiration Date, each of the Offer Conditions (other than the Minimum Condition) is satisfied or has been waived and the Minimum Condition is not satisfied, Purchaser shall not be required to (but shall, in its sole discretion, be entitled to) extend the Offer for more than 20 Business Days beyond such scheduled Expiration Date; (ii) Purchaser shall extend the Offer from time to time until the later of (A) two Business Days after the last day of any then-pending Notice Period (as defined below in Section 11 – “The Merger Agreement; Other Agreements”) and (B) two Business Days after the last day of any then-pending Shelf Notice Period (as defined below in Section 11 – “The Merger Agreement; Other Agreements”), and (iii) Purchaser shall extend the Offer from time to time for any period required by any rule or regulation of the Securities and Exchange Commission (the “SEC”) applicable to the Offer; provided, however, that with respect to clauses (i) and (iii), in no event shall Purchaser extend the Offer beyond the End Date. The “End Date” means June 21, 2022, as it may be extended as provided in the Merger Agreement and summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions by 12:00 midnight,

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Eastern Time, at the end of the day on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition;

•	the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”); and

•

the accuracy of Cerner’s representations and warranties set forth in the Merger Agreement, and the performance of Cerner’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality.

The above Offer Conditions are further described below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing or funding condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you may tender your Shares in the Offer by delivering the certificates (if any) representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions set forth in Section 15 – “Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, payment will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

See Section 1 – “Terms of the Offer” and Section 2 – “Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until 12:00 midnight, Eastern Time, at the end of the day on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of March 19, 2022, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

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How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw your Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Cerner Board?

Yes. The Board of Directors of Cerner (the “Cerner Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Cerner’s stockholders; (ii) approved entry into and adoption of the Merger Agreement, and declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”); (iii) resolved to recommend that the stockholders of Cerner accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

A more complete description of the reasons for the Cerner Board’s approval of the Offer and the Merger are set forth in Cerner’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed by Cerner with the SEC under the Exchange Act and mailed to you and other stockholders in connection with the Offer.

If Shares tendered pursuant to the Offer are purchased by Purchaser, will Cerner continue as a public company?

No. We expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, Cerner will be a subsidiary of Oracle. Following the Merger, we intend to cause Cerner to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of Cerner’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation that has a class or series of stock that is listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates an offer for all of the outstanding stock of such constituent corporation; provided, however, such offer may be conditioned upon the tender of a minimum number or percentage of shares of stock of the constituent corporation or any class or series thereof, and may exclude certain shares of stock;

•	immediately following the consummation of the offer, the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to expiration of such offer, together with

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the stock otherwise owned by the consummating corporation (or its affiliates), equals at least the percentage of the shares of such constituent corporation, and of each class or series thereof, that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the offer for stock that was irrevocably accepted for purchase in such offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of Cerner’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, all of the then issued and outstanding Shares (other than (i) Shares held by Cerner as treasury stock or owned by Oracle, Parent, Purchaser or any subsidiary of Cerner and (ii) Shares held by stockholders who properly exercise appraisal rights under the DGCL) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding.

If the Merger is completed, Cerner’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.”

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options, restricted stock awards, time-based restricted stock units and performance-based restricted stock units (if any) in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options, restricted stock awards, time-based restricted stock units or performance-based stock units issued by Cerner. Holders of outstanding stock options, restricted stock awards, time-based restricted stock units or performance-based restricted stock units issued by Cerner may participate in the Offer only if they first exercise such stock options or become vested in such restricted stock awards, time-based restricted stock units or performance-based restricted stock units and such vested awards are settled in Shares in accordance with the terms of the applicable equity incentive plan and other applicable agreements of Cerner, and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement must be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options, restricted stock awards, time-based restricted stock units or performance-based restricted stock units that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

At the effective time of the Merger and without any action on the part of the holders thereof, the unvested portion of each stock option, restricted stock award, time-based restricted stock unit or performance-based restricted stock unit of Cerner (each, a “Cerner Compensatory Award”) that is outstanding immediately

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prior to the effective time of the Merger and that is held by an employee of Cerner or any of its subsidiaries immediately prior to the effective time of the Merger, will be assumed by Oracle and converted automatically at the effective time of the Merger into a corresponding option, restricted stock award, restricted stock unit award or performance share unit award, as the case may be, denominated in shares of common stock of Oracle and subject to terms and conditions identical to those in effect at the effective time of the Merger (each such assumed unvested portion of a Cerner Compensatory Award, an “Assumed Cerner Award”), except that (i) the number of shares of the common stock of Oracle that will be subject to each such Assumed Cerner Award upon the assumption thereof at the effective time of the Merger will be determined by multiplying the number of Shares subject to such Assumed Cerner Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Merger Consideration (as defined below) and the denominator of which is the average closing price of common stock of Oracle on the New York Stock Exchange over the five trading days immediately preceding (but not including) the date on which the effective time of the Merger occurs (rounded down to the nearest whole share), and (ii) if applicable, the exercise or purchase price per share of each such Assumed Cerner Award will be equal to the prior exercise or purchase price per share of such Assumed Cerner Award divided by the Award Exchange Ratio (rounded upwards to the nearest whole cent).

The Merger Agreement also provides that, at the effective time of the Merger, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each Cerner Compensatory Award that is outstanding immediately prior to the effective time of the Merger (each such vested portion of a Cerner Compensatory Award, a “Cashed Out Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the effective time of the Merger, be cancelled and extinguished and, in exchange for the Cashed Out Compensatory Award, each former holder of any such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to (i) the product of (x) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the effective time of the Merger and (y) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation and (ii) an amount equal to any dividend equivalent rights payable with respect to such vested portion of the Cerner Compensatory Award (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). The Compensatory Award Payments will be paid as soon as practicable following the effective time of the Merger, without interest.

The Merger Agreement also provides that any performance metrics relating to any performance-based restricted stock units of Cerner (each, a “Cerner Performance Award”) that, immediately prior to the effective time of the Merger, remain subject to the achievement of such performance metrics shall be deemed achieved at the greater of (i) target levels as of immediately prior to the effective time of the Merger or (ii) levels based on actual achievement of pro-rated performance goals through the effective time of the Merger. Any Cerner Performance Awards that were deemed earned in accordance with the foregoing sentence will then (following the vesting of any Cerner Performance Award, in whole or in part, pursuant to its terms as a result of the transactions contemplated by the Merger Agreement) be subject to vesting based on continued service with Cerner, Parent, Oracle or their respective subsidiaries through the scheduled vesting dates applicable to such awards.

See Section 11 – “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On December 16, 2021, the last full trading day before a media report was published speculating about a potential agreement between Oracle and Cerner, the reported closing sales price of the Shares on Nasdaq was $79.49. On January 18, 2022, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $92.03 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends.”

S-viii

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements, dated December 20, 2021 (the “Tender and Support Agreements”), with each of the current directors and certain executive officers of Cerner (each a “Supporting Stockholder”). The Tender and Support Agreements obligate each Supporting Stockholder to tender all shares of Cerner’s common stock beneficially owned by such Supporting Stockholder into the Offer and to otherwise support the transactions contemplated by the Merger Agreement. The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against certain alternative corporate transactions. The Tender and Support Agreements terminate upon the earlier of (i) valid termination of the Merger Agreement, (ii) the effective time of the Merger or (iii) the date of certain amendments to the Merger Agreement or the Offer. The Supporting Stockholders collectively beneficially owned, in the aggregate, less than 1% of the outstanding Shares as of December 20, 2021.

See Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the effective time of the Merger who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), toll free at (877) 456-3402. See the back cover of this Offer to Purchase for additional contact information.

S-ix

INTRODUCTION

Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), is offering to purchase all issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of Cerner Corporation, a Delaware corporation (“Cerner”), at a purchase price of $95.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Cerner, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Cerner upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with Cerner continuing as the surviving corporation. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by Cerner as treasury stock or owned by Oracle, Parent, Purchaser or any subsidiary of Cerner; or (ii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of Cerner (the “Cerner Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Cerner’s stockholders; (ii) approved entry into and adoption of the Merger Agreement, and declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of Cerner accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

A more complete description of the Cerner Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Cerner’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 – “Background of the Transactions” and “Reasons for Recommendation of the Cerner Board.”

There is no financing or funding condition to the Offer. The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction or (if permitted) waiver of various conditions set forth in the Merger Agreement, including, among others: (i) the condition (the “Minimum Condition”) that there shall be validly tendered (and not withdrawn) of a number of

Shares that, together with any Shares owned by Oracle, Parent or Purchaser immediately prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”), represents a majority of the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time and (ii) the Regulatory Condition (as defined below), which includes the expiration or termination of the waiting periods or the obtaining of the required affirmative approvals applicable to Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any applicable law analogous to the HSR Act or otherwise regulating antitrust or merger control matters (“Foreign Competition Laws”) in applicable jurisdictions outside the United States and any applicable law regulating foreign investment screening, national security or trade regulation (“Foreign Direct Investment Laws”) in applicable jurisdictions outside the United States. See Section 16 – “Certain Legal Matters; Regulatory Approvals” for a description of the Foreign Competition Laws and Foreign Direct Investment Laws in applicable jurisdictions outside the United States. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.”

Cerner has advised Parent that Goldman Sachs & Co. LLC (“Goldman”) and Centerview Partner LLC (“Centerview”), financial advisors to the Cerner Board, rendered their respective oral opinions to the Cerner Board, subsequently confirmed in their respective written opinions dated December 20, 2021, to the effect that, as of December 20, 2021 and based upon and subject to the limitations, procedures, qualifications, factors, assumptions and matters as set forth therein, the consideration to be received by the holders of Shares, other than Oracle or any of its affiliates, with respect to the Goldman opinion and other than (i) Shares held, immediately prior to the effective time of the Merger, by Cerner as treasury stock or owned by Oracle, Parent, Purchaser or any subsidiary of Cerner and (ii) Dissenting Shares (as defined below) (together with any Shares held by any affiliate of Cerner or Parent), with respect to the Centerview opinion, pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. The full text of the written opinion of Goldman, dated as of December 20, 2021, is attached as Annex A to the Schedule 14D-9 and the full text of the written opinion of Centerview, dated as of December 20, 2021, is attached as Annex B to the Schedule 14D-9. Goldman and Centerview provided their advisory services and opinions for the information and assistance of the Cerner Board in connection with its consideration of the proposed transactions contemplated by the Merger Agreement. The opinions of Goldman and Centerview do not constitute recommendations as to whether or not you should tender your Shares in connection with the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the issued and outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date (as defined below), pay for all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to 12:00 midnight, Eastern Time, at the end of the day on the Expiration Date and not validly withdrawn as described in Section 4 – “Withdrawal Rights.” The term “Expiration Date” means February 15, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that (i) if, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer (collectively, the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 20 Business Days (as defined in the Merger Agreement) per extension, to permit such Offer Condition to be satisfied; provided, however, that if at any scheduled Expiration Date, each of the Offer Conditions (other than the Minimum Condition) is satisfied or has been waived and the Minimum Condition is not satisfied, Purchaser shall not be required to (but shall, in its sole discretion, be entitled to) extend the Offer for more than 20 Business Days beyond such scheduled Expiration Date; (ii) Purchaser shall extend the Offer from time to time until the later of (A) two Business Days after the last day of any then-pending Notice Period (as defined below) and (B) two Business Days after the last day of any then-pending Shelf Notice Period (as defined below), and (iii) Purchaser shall extend the Offer from time to time for any period required by any rule or regulation of the Securities and Exchange Commission (the “SEC”) applicable to the Offer, provided, however, that with respect to clauses (i) and (iii), in no event shall Purchaser extend the Offer to a date later than the End Date. The “End Date” means June 21, 2022, as it may be extended as provided in the Merger Agreement and summarized below in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement.”

The Merger Agreement provides that, without the prior written consent of Cerner: (i) the Minimum Condition may not be amended or waived; and (ii) no change may be made to the Offer that: (A) changes the form of consideration to be delivered by Purchaser pursuant to the Offer; (B) decreases the Offer Price or the number of Shares sought to be purchased by Purchaser pursuant to the Offer; (C) imposes conditions to the Offer in addition to the Offer Conditions; (D) except as otherwise allowed by the Merger Agreement, extends the Expiration Date; or (E) amends, changes or modifies any of the Offer Conditions in a manner that adversely affects any holder of Shares.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction or (if permitted) waiver of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer as otherwise permitted by the Merger Agreement, if any of the Offer Conditions has not been satisfied at 12:00 midnight, Eastern Time, at the end of the day on the scheduled Expiration Date of the Offer; provided, however, that (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 20 Business Days per extension, to permit such Offer Condition to be satisfied; provided, however, that if, at any scheduled Expiration Date, each of the Offer Conditions (other than the Minimum Condition) is satisfied or has been waived and the Minimum Condition is not satisfied, Purchaser shall not be required to (but shall, in its sole discretion, be entitled to) extend the Offer for more than 20 Business Days beyond such scheduled Expiration Date, (ii) Purchaser shall extend the Offer from time to time until the later of (A) two Business Days after the last day of any then-pending Notice Period and (B) two Business Days after the last day of any then-pending Shelf Notice Period, and (iii) Purchaser shall extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer, provided, however, that with respect to clauses (i) and (iii), in no event shall Purchaser extend the Offer to a date later than the End Date. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement. If the Merger Agreement is terminated, Purchaser shall terminate the Offer promptly (and in any event within 24 hours of such termination), and Purchaser shall not acquire any Shares pursuant to the Offer.

Cerner has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (“DTC”), confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates (if any) and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either: (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer.

However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (if any) (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or, if the Shares are held via a book entry at DTC, a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates (if any) and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the rights of tendering holders of Shares to challenge such determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent, Oracle, or any of their respective affiliates or assigns, the Depositary, Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the rights of tendering holders of Shares to challenge such determination in a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Cerner’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Cerner in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding and potential penalties, any U.S. stockholder that does not otherwise establish an exemption should complete and return the United States Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any foreign stockholder should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after March 19, 2022 if Purchaser has not accepted them for payment by the end of the day on March 19, 2022.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time on or prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to the rights of tendering holders of Shares to challenge such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, Oracle or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain U.S. Federal Income Tax Consequences of the Offer

The following is a summary of certain U.S. federal income tax consequences of the Offer and the Merger to stockholders of Cerner whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of Cerner. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of Cerner in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to holders of Cerner Compensatory Awards, or to special classes of taxpayers (e.g., non-U.S. taxpayers, except as specifically described below, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, and stockholders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares). In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on such stockholder, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and of changes in such laws.

U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger. Such gain or loss generally will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 20%. In addition, certain non-corporate stockholders may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or the Merger. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at short-term capital gains tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

Non-U.S. Holders. Generally, subject to the discussion below in “Backup Withholding and Information Reporting”, a Non-U.S. Holder will not be subject to U.S. federal income tax on the receipt of cash in exchange for Shares pursuant to the Offer or the Merger, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the Offer or Merger and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) Cerner is or has been a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the five-year period preceding the Offer or the Merger.

With respect to clause (iii) above, the determination of whether Cerner is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other trade or business assets and its United States and foreign real property interests. We do not believe that Cerner is or has been a USRPHC for U.S. federal income tax purposes at any time during the five-year period ending on the date of the Offer or the Merger, but there can be no assurances in this regard. If Cerner is or has been a USRPHC during the applicable period, the tax applicable to gain on the disposition of shares in a USRPHC generally would not apply to Non-U.S. Holders who own, and have owned, actually and constructively, 5% or less of the total fair market value of the Shares during the five-year period ending on the date of the Offer or the Merger.

In the case of clause (i) above, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), net of applicable U.S.-source losses from sales or exchanges of other capital assets recognized by such Non-U.S. Holder during the taxable year. In the case of clauses (ii) and (iii) above, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a foreign corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules.

Backup Withholding and Information Reporting. A U.S. Holder or Non-U.S. Holder whose Shares are purchased pursuant to the Offer or exchanged for cash pursuant to the Merger will be subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends

The Shares currently trade on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “CERN.” The following table sets forth the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2021
First Quarter	$84.20	$67.96
Second Quarter	$81.57	$71.75
Third Quarter	$82.00	$70.15
Fourth Quarter	$93.44	$69.08
Fiscal Year Ended December 31, 2020
First Quarter	$80.90	$53.08
Second Quarter	$74.88	$59.61
Third Quarter	$76.21	$66.75
Fourth Quarter	$79.24	$68.48

On December 16, 2021, the last full trading day before a media report was published speculating about a potential agreement between Oracle and Cerner, the closing price of the Shares on Nasdaq was $79.49. On December 17, 2021, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $89.77 per Share. On January 18, 2022, the last full day of trading before commencement of the Offer, the closing price of the Shares on Nasdaq was $92.03 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Cerner Board has declared quarterly cash dividends on its issued and outstanding common stock since the second quarter of 2019 and Cerner has continued to pay quarterly dividends during the first quarter of fiscal 2022. Although Cerner expects to continue paying quarterly cash dividends, future dividends will be subject to the determination, declaration and discretion of the Cerner Board and compliance with covenants under the Merger Agreement and Cerner’s outstanding debt agreements. The following table sets forth the quarterly dividend paid by Cerner on each Share then outstanding for each of the periods indicated:

Amount Per Share
Fiscal Year Ending December 31, 2021
First Quarter	$0.22
Second Quarter	$0.22
Third Quarter	$0.22
Fourth Quarter	$0.27
Fiscal Year Ended December 31, 2020
First Quarter	$0.18
Second Quarter	$0.18
Third Quarter	$0.18
Fourth Quarter	$0.22

The Merger Agreement provides that, except for Cerner’s regular quarterly dividend, from the date of the Merger Agreement to the effective time of the Merger, without the prior written consent of Parent, Cerner will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any capital stock of Cerner (except for distributions under Cerner’s 2001 Associate Stock Purchase Plan, as amended and restated on January 1, 2019 (the “ESPP”), in the ordinary course of business and for distributions resulting from the vesting or exercise of Cerner compensatory awards).

7.	Certain Information Concerning Cerner

The summary information set forth below is qualified in its entirety by reference to Cerner’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. None of Oracle, Parent or Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, none of Oracle, Parent or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Cerner, whether furnished by Cerner or contained in such filings, or for any failure by Cerner to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Oracle, Parent or Purchaser.

General. Cerner is a Delaware corporation. Cerner’s health technologies connect people and information systems at thousands of contracted provider facilities worldwide dedicated to creating smarter and better care for individuals and communities. Recognized globally for innovation, Cerner assists clinicians in making care decisions and assists organizations in managing the health of their populations. Cerner also offers a connected clinical and financial ecosystem to help manage day-to-day revenue functions, as well as a wide range of services to support clinical, financial and operational needs, focused on people. The address of Cerner’s principal executive offices and Cerner’s phone number at its principal executive offices are as set forth below:

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

In connection with our due diligence review of Cerner, Cerner made available to us certain financial information described under the heading “Certain Prospective Financial Information about Cerner” in Item 4 – “The Solicitation or Recommendation” of the Schedule 14D-9.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Cerner is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Cerner’s directors and officers, their remuneration, stock options and other compensatory awards granted to them, the principal holders of Cerner’s securities, any material interests of such persons in transactions with Cerner and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 2, 2021 and distributed to Cerner’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information that Cerner files with the SEC are available at the website maintained by the SEC at www.sec.gov.

8.	Certain Information Concerning Oracle, Parent and Purchaser

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating Oracle’s acquisition of Cerner. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into Cerner and will cease to exist, with Cerner surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

Cedar Acquisition Corporation

2300 Oracle Way

Austin, Texas 78741

(737) 867-1000

Parent is a Delaware limited liability company and a wholly owned subsidiary of Oracle. Parent is a holding company that owns the shares of certain entities recently acquired by Oracle. The business address and business telephone number of Parent are as set forth below:

OC Acquisition LLC

2300 Oracle Way

Austin, Texas 78741

(737) 867-1000

Oracle is a publicly traded Delaware corporation. Oracle provides products and services that address enterprise information technology (“IT”) environments. Oracle’s products and services include applications and infrastructure offerings that are delivered worldwide through a variety of flexible and interoperable IT deployment models. These models include on-premise deployments, cloud-based deployments, and hybrid deployments (an approach that combines both on-premise and cloud-based deployment) such as our Oracle Cloud@Customer offering (an instance of Oracle Cloud in a customer’s own data center). Accordingly, Oracle offers choice and flexibility to its customers and facilitates the product, service and deployment combinations that best suit its customers’ needs. Oracle’s customers include businesses of many sizes, government agencies, educational institutions and resellers that we market and sell to directly through our worldwide sales force and indirectly through the Oracle Partner Network. Using Oracle technologies, Oracle’s customers build, deploy, run, manage and support their internal and external products, services and business operations including, for example, a global cloud application supplier that utilizes Oracle Cloud Infrastructure-as-a-Service to provide its Software-as-a-Service offerings; a multi-national financial institution that runs its banking applications using the Oracle Exadata Database Machine; and a global consumer products company that leverages Oracle Fusion Cloud Enterprise Resource Planning for its accounting processes, consolidation and financial planning functions. The business address and business telephone number of Oracle are as set forth below:

Oracle Corporation

2300 Oracle Way

Austin, Texas 78741

(737) 867-1000

The summary information set forth below is qualified in its entirety by reference to Oracle’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, five-year material employment history and citizenship of each director and executive officer of Purchaser, Parent and Oracle and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or Oracle, or, to the best knowledge of Purchaser, Parent and Oracle, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As a result of the Tender and Support Agreements, dated as of December 20, 2021 (the “Tender and Support Agreements”), that Parent and Purchaser entered into with each of the current directors and certain executive officers of Cerner (each a “Supporting Stockholder”) concurrently with entering into the Merger Agreement, Purchaser, Parent and Oracle may each be deemed to be the beneficial owner of an aggregate of 229,263 Shares as of December 20, 2021 (which represents, in the aggregate, less than 1% of the outstanding Shares as of December 20, 2021).

Except: (a) pursuant to the Tender and Support Agreements, as set forth in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”; or (b) as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and Oracle and, to the knowledge of Purchaser, Parent and Oracle, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of Cerner; (ii) none of Purchaser, Parent and Oracle and to the knowledge of Purchaser, Parent and Oracle, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of Cerner during the past 60 days; (iii) none of Purchaser, Parent, and Oracle and, to the knowledge of Purchaser, Parent and Oracle, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Cerner (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent and Oracle, their subsidiaries or, to the knowledge of Purchaser, Parent and Oracle, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Cerner or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent or Oracle, their subsidiaries or, to the knowledge of Purchaser, Parent and Oracle, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Cerner or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Oracle is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning Oracle’s directors and officers, information as of particular dates concerning the principal holders of Oracle’s securities and any material interests of such persons in transactions with Oracle. Such reports, proxy statements and other information that Oracle files with the SEC are available at the website maintained by the SEC at www.sec.gov.

9.	Source and Amount of Funds

We estimate that we will need approximately $28.48 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Oracle, through itself or one or more of its subsidiaries, will provide Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and, upon the terms and subject to the conditions set forth in the Merger Agreement, to complete the Merger following the consummation of the Offer. Oracle expects to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer from cash on hand at or about the Acceptance Time and to obtain the necessary funds to pay for Shares exchanged for cash in the Merger from cash on hand at or about the time of the closing of the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Cerner

The following is a description of contacts between representatives of Oracle, Parent or Purchaser and representatives of Cerner that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of Cerner’s activities relating to these contacts, please refer to Cerner’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer

Members of Oracle’s senior management have from time to time reviewed and discussed business, operational and strategic plans to enhance and complement Oracle’s Industry Business Units (formerly the Global Business Units), including potential initiatives in health care involving Cerner.

On October 7, 2021, a representative of Oracle reached out to a representative of Cerner over email requesting to meet to discuss possible partnerships and other areas of potential collaboration between the companies.

On October 8, 2021, a representative of Oracle participated in a telephone call with a representative of Cerner, noting Oracle’s potential interest in an acquisition of Cerner.

On October 12, 2021, a representative of Oracle and a representative of Cerner had a meeting via videoconference during which the Oracle representative indicated an interest in exploring a potential acquisition of Cerner and requested a call to discuss such interest with a broader group of representatives from Cerner.

On October 13, 2021, representatives of Oracle and representatives of Cerner met via videoconference to discuss Oracle’s interest in exploring a potential acquisition of Cerner, and Oracle requested that further information be shared on Cerner’s business following the signing of a confidentiality agreement.

Following that meeting, representatives of Oracle and representatives of Cerner negotiated a confidentiality agreement that was executed on October 15, 2021.

On October 20, 2021, October 22, 2021 and October 26, 2021, representatives from Oracle’s corporate development team and representatives from Cerner’s finance, legal and product teams had telephone conversations and videoconference meetings to assist the Oracle representatives in better understanding Cerner’s business models, technologies, key customers and financial position.

On October 29, 2021, Cerner announced its financial results for the third quarter that ended September 30, 2021, and representatives of Oracle participated in a telephone call with representatives of Cerner to discuss Cerner’s quarterly results.

On November 3, 2021, a representative of Oracle reached out to a representative of Cerner to inform Cerner that Oracle continued to have interest in a potential acquisition of Cerner, and representatives of Oracle’s management team planned to discuss this topic with the Oracle Board of Directors (the “Oracle Board”) at a regularly scheduled meeting on November 10, 2021.

On November 10, 2021, during a regularly scheduled meeting of the Oracle Board, representatives of Oracle’s management team discussed a potential acquisition of Cerner with the Oracle Board. The Oracle Board and Oracle’s management team discussed, among other things, the strategic rationale of the proposed transaction, the opportunities and challenges associated with such a transaction, and the current valuation of Cerner. Following discussion, the Oracle Board approved the submission of a non-binding proposal to acquire all of the outstanding Shares.

On November 12, 2021, a representative of Oracle submitted to Cerner a non-binding indication of interest to acquire all of the outstanding Shares for $92.00 per Share in cash, together with a request to enter into an exclusivity agreement for exclusive negotiations through December 13, 2021 (the “Initial Proposal”). The Oracle representative also called a representative of Cerner to explain the Initial Proposal and answer any questions on November 12, 2021.

On November 17, 2021, a representative of Cerner contacted a representative of Oracle acknowledging the receipt of the Initial Proposal and indicating that Cerner had engaged financial advisors and would be discussing the contents of the Initial Proposal with the Cerner Board ahead of the Thanksgiving holiday.

On November 22, 2021, members of the Finance and Audit Committee of the Oracle Board (the “Oracle F&A Committee”) met together with other non-employee directors of the Oracle Board to further discuss the potential acquisition of Cerner and provide the non-employee directors of the Oracle Board with an opportunity to ask Oracle’s senior management additional questions about the potential acquisition of Cerner.

On November 24, 2021, a representative of Cerner called a representative of Oracle to inform Oracle that the Cerner Board met and determined that Cerner was not prepared to accept the Initial Proposal. The representative of Cerner indicated that a transaction could potentially be acceptable to the Cerner Board at a materially higher price per Share but did not provide a specific counterproposal. The representative of Oracle stated that the Oracle Board and Oracle’s senior management believed that the Initial Proposal fairly valued Cerner and provided a premium to Cerner’s stockholders.

On November 28, 2021, a representative of Oracle contacted a representative of Cerner and indicated that Oracle was not prepared to increase the price per Share in its proposal without more guidance on a per Share price that would be acceptable to the Cerner Board.

On November 29, 2021, a representative of Cerner called a representative of Oracle to discuss the Initial Proposal and indicated that while $92.00 per Share was not acceptable to the Cerner Board, the Cerner Board had discussed values in the upper $90’s per Share range.

On December 1, 2021, a representative of Oracle submitted a revised proposal of $95.00 per Share in cash to acquire all of the outstanding Shares (the “Revised Proposal”). A discussion ensued between a representative of Cerner and a representative of Oracle regarding the terms of the Revised Proposal, including timing and closing conditions and whether Oracle’s Revised Proposal was Oracle’s “best and final” offer. In a subsequent telephone conversation on December 1, 2021, a representative of Oracle confirmed this was Oracle’s “best and final” offer. The representative of Cerner informed the representative of Oracle that Cerner would be holding a meeting of the Cerner Board on December 2, 2021 to consider the Revised Proposal.

On December 2, 2021, a representative of Cerner contacted a representative of Oracle to indicate that the Cerner Board was prepared to continue discussions on an exclusive basis, subject to negotiating the terms of Oracle’s exclusivity letter (the “Exclusivity Letter”) and certain amendments to the confidentiality agreement (the “Amended Confidentiality Agreement”), and that a definitive transaction agreement would only be approved by the Cerner Board if the parties reached satisfactory terms in respect of closing certainty and other key terms.

On December 3, 2021, representatives of Oracle and representatives of Cerner had multiple telephone conversations to discuss the Exclusivity Letter and Amended Confidentiality Agreement. The parties executed the Exclusivity Letter and the Amended Confidentiality Agreement on the morning of December 4, 2021.

On December 4, 2021, representatives of Cerner met via videoconference with representatives of Oracle to provide an overview of Cerner, discuss the due diligence process and share materials relating to the due diligence process.

During the week of December 8, 2021, representatives of Oracle met with representatives of Cerner to conduct business, financial and legal due diligence. Representatives of Oracle and representatives of Hogan Lovells US LLP, outside counsel to Oracle (“Hogan Lovells”), prepared initial drafts of the merger agreement and the form of tender and support agreement. On December 11, 2021, a representative of Oracle delivered an initial draft of the merger agreement to representatives of Cerner and Latham & Watkins, LLP, outside counsel to Cerner (“Latham”). On December 12, 2021, representatives of Cerner and Oracle met via telephone call to conduct additional financial and accounting due diligence. On December 13, 2021, a representative of Oracle delivered an initial draft of the form of tender and support agreement to representatives of Cerner and Latham, which Oracle requested all directors and certain executive officers of Cerner execute in their capacities as stockholders of Cerner.

Between December 15, 2021 and December 17, 2021, representatives of Oracle, Hogan Lovells, Cerner and Latham had multiple telephone conversations and videoconferences to discuss and negotiate the terms of the merger agreement, the tender and support agreement and the Cerner disclosure schedules to the merger agreement.

On December 17, 2021, a representative of Cerner informed a representative of Oracle that Cerner had received an inquiry from a third party with respect to an acquisition proposal, but no material terms accompanied the inquiry.

On December 18, 2021, members of the Oracle F&A Committee held a meeting during which Oracle’s senior management discussed the terms of the proposed acquisition of Cerner with members of the Oracle F&A Committee. Following this discussion, members of the Oracle F&A Committee unanimously approved the proposed transaction and recommended that the Oracle Board approve the acquisition of all the outstanding Shares for $95.00 per Share in cash.

On December 19, 2021, the Oracle Board held a meeting during which Oracle’s senior management discussed the terms of the proposed acquisition of Cerner. Members of the Oracle Board asked questions and discussed the proposed acquisition with Oracle’s senior management. Following this discussion, the Oracle Board unanimously approved the merger agreement, the consummation of the Offer and the Merger and authorized the execution of the merger agreement, the tender and support agreements and related transaction documents.

Between December 18, 2021 and the morning of December 20, 2021, representatives of each of Oracle, Hogan Lovells, Latham and Cerner worked to finalize the draft merger agreement, the tender and support agreements and the Cerner disclosure schedules to the merger agreement. The parties executed the merger agreement and the tender and support agreements during the morning of December 20, 2021, and the transaction was publicly announced shortly after the stock market opening on December 20, 2021.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about Oracle, Parent, Purchaser or Cerner. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates and were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of Cerner designated as third-party beneficiaries), are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Cerner. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Cerner, Oracle, Parent, Purchaser or any of their respective Subsidiaries (as defined in the Merger Agreement) or Affiliates (as defined in the Merger Agreement).

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser will accept for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer as soon as practicable after Purchaser is permitted to do so under applicable law or regulations, and will pay the Offer Price in exchange for each Share accepted for payment pursuant to the Offer. The Merger Agreement provides that the obligation of Purchaser to accept for payment, and pay for, the Shares validly tendered (and not withdrawn) is subject to the satisfaction or (if permitted) waiver of the Offer Conditions.

The Merger Agreement provides that Purchaser expressly reserves the right, in its sole discretion, to increase the Offer Price, to waive any Offer Condition or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of Cerner, Purchaser may not:

•	waive or amend the Minimum Condition; or

•	make any change to the Offer that:

•	changes the form of consideration to be delivered by Purchaser pursuant to the Offer;

•	decreases the Offer Price or the number of Shares sought to be purchased by Purchaser in the Offer;

•	imposes conditions to the Offer in addition to the Offer Conditions;

•	extends the Expiration Date other than in the manner permitted or required by the Merger Agreement, which is summarized below under “Extensions of the Offer;” or

•	amends, changes or modifies any of the Offer Conditions in a manner that adversely affects any holder of Shares.

Extensions of the Offer

The Merger Agreement provides that if, at any scheduled expiration of the Offer, any Offer Condition is not satisfied and has not been waived, Purchaser shall:

•

extend the Offer on one or more occasions for an additional period of up to 20 Business Days per extension, to permit such Offer Condition to be satisfied until the earlier to occur of the satisfaction or waiver of such Offer Conditions or the End Date; provided, however, that if, at any scheduled Expiration Date, each of the Offer Conditions set forth in the Merger Agreement is satisfied or has been waived and the Minimum Condition is not satisfied, Purchaser shall not be required to (but shall, in its sole discretion, be entitled to) extend the Offer for more than 20 Business Days beyond such scheduled Expiration Date;

•

extend the Offer from time to time until the later of (i) two Business Days after the last day of any then-pending Notice Period and (ii) two Business Days after the last day of any then-pending Shelf Notice Period; and

•	extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer.

Notwithstanding the foregoing, in no event shall Purchaser extend the Offer to a date later than the End Date.

Schedule 14D-9 and Board Recommendation.

The Merger Agreement provides that Cerner will file the Schedule 14D-9 with the SEC contemporaneously with the filing by Purchaser of the Schedule TO. The Merger Agreement provides that the Schedule 14D-9 will include: (i) the Cerner Board’s unanimous recommendation that the stockholders of Cerner accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Board Recommendation”), (ii) the opinions of the Cerner Board’s financial advisors, (iii) as determined reasonably by Cerner, a summary of the financial analysis performed by the financial advisors, (iv) disclosure of the compensation paid to the financial advisors by Oracle, Cerner and any of their respective Affiliates during the two year period prior to December 20, 2021, the date of the Merger Agreement (in each case, based solely on information provided by such financial advisors to Cerner in response to a customary conflict disclosure request), and (v) the notice and other information required by Section 262(d)(2) of the DGCL.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that the Merger and the transactions contemplated thereby, including the Offer and the Merger, are to be governed by Section 251(h) of the DGCL and that the Merger will be effected without a vote of Cerner’s stockholders. The Merger Agreement provides that the Merger will close as soon as practicable (and, in any event, within two Business Days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (including the condition that Purchaser shall have accepted for payment and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer).

The Merger Agreement provides that, as soon as practicable after the closing of the Merger, Cerner will file with the Delaware Secretary of State a certificate of merger (the “Certificate of Merger”). The Merger Agreement provides that the Merger will become effective on such date and at such time (the “Effective Time”) as the Certificate of Merger has been duly filed with the Delaware Secretary of State (or at such later time as may be agreed by the parties that is specified in the Certificate of Merger). The Merger Agreement provides that, at the Effective Time, the separate corporate existence of Purchaser will cease, and Cerner will continue as the surviving corporation (the “Surviving Corporation”).

The Merger Agreement provides that, at the Effective Time, each Share outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price in cash, without interest thereon and subject to any required tax withholding (the “Merger Consideration”), payable to the holder thereof in accordance with the terms and conditions of the Merger Agreement, unless:

•

such Share is held by Cerner as treasury stock or owned by Oracle, Parent or Purchaser or any Subsidiary of Cerner immediately prior to the Effective Time, in which case such Share will be automatically canceled, and no payment will be made with respect thereto;

•	such Share is a Dissenting Share.

The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL (such Section, “Section 262,” and such Shares, until such time as such stockholder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares, “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, but instead such holder will be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262. The Merger Agreement provides that, if any such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to appraisal under Section 262 or if a court of competent jurisdiction determines that the holder is not entitled to the relief provided by Section 262, such Shares will be treated as if they had been converted into the right to receive, as of the Effective Time, the Merger Consideration for each Share, without any interest thereon.

Treatment of Cerner Compensatory Awards in the Merger

The Merger Agreement provides that, at the Effective Time by virtue of the Merger, the unvested portion of any stock option, share of restricted stock, time-based restricted stock unit or performance-based restricted stock unit of Cerner (a “Cerner Compensatory Award”) that is outstanding immediately prior to the Effective Time and that is held by an employee of Cerner or any of its Subsidiaries immediately prior to the Effective Time will be assumed by Oracle and will be converted automatically at the Effective Time into a corresponding option, restricted stock award, restricted stock unit award or performance share unit award, as the case may be, denominated in shares of the common stock, par value $0.01 per share, of Oracle and subject to terms and conditions identical to those in effect at the Effective Time (each such assumed unvested portion of a Cerner Compensatory Award, an “Assumed Cerner Award”). The Merger Agreement further provides that:

•

the number of shares of the common stock of Oracle that will be subject to each Assumed Cerner Award will be determined by multiplying the number of Shares subject to such Assumed Cerner Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Merger Consideration and the denominator of which is the average closing price of common stock of Oracle on the New York Stock Exchange over the five trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share); and

•

the per share exercise price or purchase price (if any) of each such Assumed Cerner Award will be equal to (x) the per share exercise or purchase price of each such Assumed Cerner Award divided by (y) the Award Exchange Ratio (rounded upwards to the nearest whole cent).

The Merger Agreement also provides that, at the Effective Time, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each Cerner Compensatory Award that is outstanding immediately prior to the Effective Time (each such vested portion of a Cerner Compensatory Award, a “Cashed Out Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange for the Cashed Out Compensatory Award, each former holder of any such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to (i) the product of (x) the aggregate number of shares of Cerner common stock subject to such Cashed Out Compensatory Award immediately prior to the

Effective Time and (y) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation and (ii) an amount equal to any dividend equivalent rights payable with respect to such vested portion of the Cerner Compensatory Award (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). Any Cashed Out Compensatory Award that has an exercise price or purchase price equal to or greater than the Offer Price shall be cancelled without any consideration therefor. The Compensatory Award Payments will be paid as soon as practicable following the Effective Time.

The Merger Agreement also provides that any performance metrics relating to any outstanding award of performance-based restricted stock units of Cerner (each, a “Cerner Performance Award”) that, immediately prior to the Effective Time of the Merger, remain subject to the achievement of such performance metrics shall be deemed achieved at the greater of (i) target levels as of immediately prior to the Effective Time of the Merger or (ii) levels based on actual achievement of pro-rated performance goals through the Effective Time. Any Cerner Performance Awards that are deemed earned in accordance with the foregoing sentence will then (following the vesting of any award of Cerner performance-based restricted stock units that remains subject to performance conditions and that is outstanding under any Cerner Stock Plan or otherwise, in whole or in part, pursuant to its terms as a result of the transactions contemplated by the Merger Agreement) be subject to vesting based on continued service with Cerner, Parent, Oracle or their respective Subsidiaries through the scheduled vesting dates applicable to such awards.

2001 Associate Stock Purchase Plan

The Merger Agreement also provides that Cerner will take such action as may be necessary under the ESPP to (i) terminate all offering periods under the ESPP as of a date that is at least five calendar days prior to the Expiration Date (the “Final Exercise Date”); (ii) provide that no further offering periods shall commence under the ESPP on or following the offering period immediately succeeding the offering period in effect as of December 20, 2021 (the “Successor Offering Period”); and (iii) provide that, after the commencement of the Successor Offering Period, no new participants can be admitted into the ESPP and no current participant can increase such participant’s contribution levels; and (iv) terminate the ESPP as of the Final Exercise Date, subject to the closing of the Merger. Each outstanding right under the ESPP on the Final Exercise Date (if any) shall be exercised on such date for the purchase of Shares in accordance with the terms of the ESPP and any outstanding Shares obtained through the exercise of such outstanding right shall be treated in the same manner as other Shares under the Merger Agreement (and any funds that remain in participants’ account after such purchase shall be returned to the applicable participants).

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of Cerner occurs by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any similar transaction, or any record date for any such purpose is established, the Offer Price, the Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted.

Representations and Warranties

In the Merger Agreement, Cerner has made customary representations and warranties to Parent and Purchaser, including representations relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention; capitalization; Subsidiaries; SEC filings and the Sarbanes-Oxley Act; financial statements and internal controls; certain disclosure documents; absence of certain changes; Cerner not having certain undisclosed material liabilities; litigation; compliance with applicable law or regulations; material contracts; government contracts; taxes; employee benefit plans; labor and employment matters; insurance policies; environmental matters; intellectual property and information technology; data protection; U.S. Food and Drug Administration compliance, regulatory permits and restrictions; health care regulatory matters; properties; inventory; interested party transactions; compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws; customers, suppliers and recalls; finders’ fees; the opinions of Cerner’s financial advisors; anti-takeover laws and no shareholder rights plan; and the intent of certain Cerner stockholders to tender their Shares into the Offer.

In the Merger Agreement, Parent has made customary representations and warranties to Cerner, including representations relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention; information supplied by Parent for inclusion in the Schedule TO and related documents; financing and availability of funds; Parent and Purchaser not owning any Shares immediately prior to the time that the Cerner Board approved the Merger Agreement; and litigation.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the Offer Conditions contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Company Material Adverse Effect.”

The Merger Agreement defines a “Company Material Adverse Effect” as (i) a material adverse effect on the business, financial condition or results of operations of Cerner and its Subsidiaries, taken as a whole; or (ii) an effect that would prevent the commencement of, or the purchase of or payment for Shares tendered pursuant to, the Offer, or Cerner’s ability to consummate the Merger, excluding, in the case of the preceding clause (i), any such material adverse effect resulting from or arising out of:

•

the announcement or pendency of the Offer or the Merger, the identity of Parent, Purchaser or Oracle, or the execution and delivery of the Merger Agreement (including any loss of or adverse change in the relationship of Cerner and its Subsidiaries with their respective employees, customers, distributors, Governmental Authorities (as defined below), partners, or suppliers related thereto);

•

economic, legislative, regulatory or political conditions (or changes in such conditions after the date of the Merger Agreement), including acts of terrorism or war that do not disproportionately affect Cerner and its Subsidiaries, taken as a whole, as compared to other companies participating in the same industry as Cerner;

•

general conditions (or changes in such conditions after the date of the Merger Agreement) in the industry in which Cerner and its Subsidiaries operate that do not disproportionately affect Cerner and its Subsidiaries, taken as a whole, as compared to other companies participating in the same industry as Cerner;

•	any changes (after the date of the Merger Agreement) in generally accepted accounting principles in the United States (“GAAP”) or applicable law;

•

any failure to take any action in compliance with the restrictions or other prohibitions set forth in the provisions of the Merger Agreement which are summarized below under “Operating Covenants,” provided that Cerner sought, but did not receive, the prior written consent of Parent to take such action(s), or the taking of any specific action at the written direction of Oracle, Parent or Purchaser;

•

any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, regulatory, investigative or appellate proceeding), hearing, audit, subpoena, civil investigative demand, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel (each, a “Proceeding”) made or brought by any holder of Shares (on the holder’s own behalf or on behalf of Cerner) arising out of or related to the Merger Agreement or any of the transactions contemplated by the Merger Agreement (including the Merger);

•

volcanic eruptions, tsunamis, earthquakes, floods, storms, hurricanes, tornados or other natural disasters that do not disproportionately affect Cerner and its Subsidiaries, taken as a whole, as compared to other companies participating in the same industry as Cerner;

•

(i) epidemics, disease outbreaks or pandemics (including SARS-CoV-2 or COVID-19, and any evolutions or variants thereof including the Delta and Omicron variants, or related or associated epidemics, pandemics or disease outbreaks (“COVID-19”)), or the worsening thereof after the date of the Merger Agreement, (ii) any commercially reasonable actions taken by Cerner or any of its Subsidiaries after the date of the Merger Agreement in order to (A) protect the health and safety of customers, suppliers, employees and other business relations or financial position of Cerner and its Subsidiaries in response to COVID-19 or the public health emergency resulting therefrom or (B) ensure compliance by Cerner and its Subsidiaries and their respective directors, officers and employees with any COVID-19 Measure (as defined below) (“COVID-19 Actions”) or (iii) any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or other directive imposed by applicable laws or any Order (as defined below) in response to COVID-19 (“COVID-19 Measures”), in each case, that do not disproportionately affect Cerner and its Subsidiaries, taken as a whole, as compared to other companies participating in the same industry as Cerner; or

•

any failure by Cerner to meet internal or analysts’ estimates or projections, decline in the price of Cerner’s common stock, or changes in the trading volume of Cerner’s common stock, on Nasdaq (or any other applicable stock exchange) or changes to Cerner’s or its Subsidiaries’ credit rating (although the cause of any such failure, decline or change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred if such cause is not otherwise excluded from such determination pursuant to the bullets above).

The Merger Agreement defines “Governmental Authority” as (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, Taxing Authority (as defined below) or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

The Merger Agreement defines “Taxing Authority” as any Governmental Authority responsible for the imposition of any tax.

The Merger Agreement defines “Order” with respect to any person, as any order, injunction, judgment, decision, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such person or its property.

Covenants

Operating Covenants

The Merger Agreement provides that, except as expressly permitted or contemplated by the Merger Agreement, as required by applicable laws or regulations, or except for COVID-19 Measures, COVID-19 Actions or except with the prior written consent of Parent, during the period from the date of the Merger Agreement until the Effective Time, Cerner will, and will cause each of its Subsidiaries to, conduct its business in the ordinary course of business, consistent with past practice, and use its commercially reasonable efforts to:

•	preserve intact its intellectual property, business organization and material assets;

•	keep available the services of its directors, officers and employees;

•	maintain in effect all of its governmental authorizations; and

•	maintain satisfactory relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having business relationships with Cerner.

The Merger Agreement also provides that, without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by the Merger Agreement or except as required by applicable law or regulations, or except for COVID-19 Measures, COVID-19 Actions, or except with the prior written consent of Parent (or as set forth in the disclosure schedule to the Merger Agreement), Cerner will not, nor will it permit any of its Subsidiaries to, do any of the following:

•	amend or waive Cerner’s or any of its Subsidiaries’ certificate of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

•

except for Cerner’s regular quarterly dividend, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement for the voting of, any capital stock of Cerner or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Cerner to its parent (except for distributions under the ESPP in the ordinary course of business and for distributions resulting from the settlement or exercise of Cerner Compensatory Awards);

•	split, combine or reclassify any capital stock of Cerner or any of its Subsidiaries;

•

except in connection with the exercise or settlement of Cerner Compensatory Awards or pursuant to the ESPP, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of Cerner or any of its Subsidiaries;

•

purchase, redeem or otherwise acquire any (i) shares of capital stock or voting securities or any other share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor (“Equity Interests”) of Cerner or any Subsidiary of Cerner, (ii) securities of Cerner or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities or other Equity Interests of Cerner or any Subsidiary of Cerner, (iii) options, warrants or other rights or arrangements to acquire from Cerner or any of its Subsidiaries, or other obligations or commitments of Cerner or any of its Subsidiaries to issue, any capital stock or other voting securities, ownership interests or Equity Interests in, or any securities convertible into or exchangeable for capital stock or other voting securities, ownership interests or Equity Interests in, Cerner or any Subsidiary of Cerner, or (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities, ownership interests or Equity Interests in, Cerner or any Subsidiary of Cerner (the items in clauses (i)-(iv), with respect to Cerner are referred to as “Cerner Securities,” and with respect to a Subsidiary of Cerner are referred to as “Cerner Subsidiary Securities”), except for acquisitions of Shares by Cerner in satisfaction by holders of Cerner Compensatory Awards of the applicable exercise price and/or withholding taxes;

•	take any action that would result in any amendment, modification or change of any term of any indebtedness of Cerner or any of its Subsidiaries;

•

issue, deliver, sell, grant, pledge, transfer, subject to any lien or otherwise encumber or dispose of any Cerner Securities or Cerner Subsidiary Securities, other than in certain circumstances in connection with Cerner Compensatory Awards or the ESPP;

•	amend any term of any Cerner Security or any Cerner Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

•

adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to Cerner or any of its Subsidiaries;

•

make any capital expenditures or incur any obligations or liabilities in respect thereof in excess of the amount set forth on the Cerner disclosure schedule to the Merger Agreement in the aggregate in any fiscal quarter;

•

acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or any other material assets (other than assets acquired in the ordinary course of business consistent with past practice);

•	sell, lease, license, pledge, transfer, subject to any lien or otherwise dispose of any of its intellectual property, material assets or material properties except:

•	pursuant to contracts or commitments in existence as of the date of the Merger Agreement;

•	sales of used equipment in the ordinary course of business consistent with past practice; or

•	certain permitted liens incurred in the ordinary course of business consistent with past practice;

•	take certain actions related to the hiring, termination or modification of the terms of employment or engagement (including compensation) of employees, consultants, contractors and advisors;

•	write-down any of its material assets, including any of its intellectual property;

•

make any change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or applicable law or regulations (in each case following consultation with Cerner’s independent auditor);

•

repurchase, prepay or incur indebtedness (subject, in certain cases, to certain exceptions for the financing of ordinary course payables and the accrual of accounts payable in the ordinary course of business consistent with past practice), or make any loans, advances or capital contributions to, or investments in, any other Person (other than to Cerner or any of its Subsidiaries or accounts receivable and extensions of credit and advances in expenses to employees, in each case in the ordinary course of business consistent with past practice);

•

agree to any exclusivity, non-competition, most favored nation, or similar provision or covenant restricting Cerner, any of its Subsidiaries or any of their respective Affiliates from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its Affiliates after the Effective Time;

•

enter into any contract, or relinquish or terminate any Contract (as defined in the Merger Agreement) or other right, in any individual case with an annual value in excess of the amount set forth on the Cerner disclosure schedule to the Merger Agreement or with a value over the life of the Contract in excess of the amount set forth on the Cerner disclosure schedule to the Merger Agreement , other than, in the ordinary course of business consistent with past practice:

•	entering into software license agreements or the renewal of any existing software license agreements, where Cerner or any of its Subsidiaries is the licensor or service provider;

•	entering into service or maintenance contracts pursuant to which Cerner or any of its Subsidiaries is providing services to customers;

•	entering into non-exclusive distribution, marketing, reselling or consulting agreements that provide for distribution of a product of Cerner by a third party; or

•	entering into non-exclusive OEM agreements that are terminable without penalty within twelve months;

•	take various actions relating to taxes;

•

institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of the amount set forth on the Cerner disclosure schedule to the

Merger Agreement in any individual case, other than certain claims, liabilities or obligations previously disclosed or incurred in the ordinary course of business consistent with past practice, provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligation (other than the payment of money) to be performed by Cerner or any of its Subsidiaries following the date of the closing of the Merger;

•

waive, relinquish, release, grant, transfer or assign any right with a value of more than the amount set forth on the Cerner disclosure schedule to the Merger Agreement in any individual case except in the ordinary course of business consistent with past practice;

•

waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which Cerner or any of its Subsidiaries is a party;

•

pay any fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement, in excess of the amount set forth on the Cerner disclosure schedule to the Merger Agreement in the aggregate;

•

engage in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (ii) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (iii) any practice which would have the effect of postponing to subsequent fiscal quarters payments by Cerner or any of its Subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (iv) any other promotional sales or discount activity, in each case in clauses (i) through (iv) in a manner outside the ordinary course of business consistent with past practices;

•	take any action which may cause, directly or indirectly, the Merger Agreement, the Offer and the Merger contemplated thereby to not be governed by Section 251(h) of the DGCL;

•	submit to the vote of the stockholders of Cerner any Acquisition Proposal (as defined below) (whether or not a Superior Proposal (as defined below)) prior to the Effective Time; or

•	authorize, commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, neither Parent nor its Affiliates will have the right to control or direct the operations of Cerner of any of its Subsidiaries in violation of the HSR Act or any applicable Foreign Competition Laws prior to the closing of the Merger.

No Solicitation and Superior Proposal Provisions

The Merger Agreement provides that neither Cerner nor any of its Subsidiaries will, nor will Cerner or any of its Subsidiaries authorize or knowingly permit any of the senior vice presidents and higher officers and directors of Cerner or any of its applicable Subsidiaries or any of Cerner’s financial and outside legal advisors (“Specified Representatives”) to, and Cerner will instruct, and cause each of its applicable Subsidiaries to instruct, the Specified Representatives not to directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or make any inquiry, offer or proposal that would reasonably be expected to lead to any Acquisition Proposal or, subject to the exceptions described in the immediately subsequent paragraph, (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Cerner or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of Cerner or any of its Subsidiaries to knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Cerner or any of its Subsidiaries or approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Acquisition Proposal (other than a confidentiality agreement contemplated in the immediately subsequent paragraph) or enter into any agreement or agreement in principle requiring Cerner to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder, or (iv) resolve, propose or agree to do any of the foregoing. The Merger Agreement provides that any violation of the foregoing restrictions by any Specified Representatives of Cerner or any of its Subsidiaries will be deemed to be a breach by Cerner of the provisions of the Merger Agreement providing for such restrictions. The Merger Agreement also provides that Cerner will, and will cause its applicable Subsidiaries and its and their respective Specified Representatives to, cease immediately and cause to be terminated, and will not authorize or knowingly permit any of its or their Specified Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal and use reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of Cerner or any of its Subsidiaries that was furnished by or on behalf of Cerner and its Subsidiaries to return or destroy (and confirm destruction of) all such information pursuant to the terms of any binding agreement to do so. If any Specified Representative (other than any financial advisor or outside legal counsel) is made aware of an action by any of the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives (“Representatives”) of Cerner or any of its Subsidiaries that would constitute a breach of the restrictions described above if taken by Cerner or any of its Subsidiaries, and Cerner does not use its reasonable best efforts to prohibit any further such action or terminate such action, then such action will be deemed to constitute a breach by Cerner of the provisions of the Merger Agreement providing for such restrictions.

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement which are summarized in the preceding paragraph or anything else to the contrary in the Merger Agreement, at any time prior to Acceptance Time, the Cerner Board, directly or indirectly, through any Representative, may engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide unsolicited Acquisition Proposal in writing after the date of the Merger Agreement that did not result from or arise out of a breach of the restrictions set forth in the Merger Agreement and summarized in the preceding paragraph and that the Cerner Board believes in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, constitutes or would reasonably be expected to result in a Superior Proposal and thereafter furnish to such third party and its Representatives (including, for these purposes, sources of financing) non-public information relating to Cerner or any of its Subsidiaries pursuant to a confidentiality agreement that contains terms no less favorable to Cerner than those contained in Cerner’s confidentially agreement with Oracle and contains additional provisions that expressly permit Cerner to comply with the non-solicitation provision of the Merger Agreement (an “Acceptable Confidentiality Agreement”) (a copy of which Acceptable Confidentiality Agreement shall be promptly and in any event within 24 hours provided for informational purposes only to Parent) provided, in each case, that the Cerner Board determines in good faith, after consultation with outside legal counsel to the Cerner Board, that the failure to take such action would be a breach of its fiduciary duties to Cerner’s stockholders under applicable law or regulation.

The Merger Agreement provides that Cerner will not be permitted to take any of the actions described in the provisions of the Merger Agreement which are summarized in the previous paragraph unless, at least three Business Days prior to taking such action, Cerner notifies Parent in writing that it intends to take such action (it being agreed in the Merger Agreement that Cerner shall only be required to provide the notice required by this sentence to Parent on one occasion with respect to any particular third party, and this parenthetical does not have any impact on the notification and other obligations of Cerner contained in the Merger Agreement and summarized in this paragraph). The Merger Agreement further provides that Cerner will also promptly (but in no event later than 24 hours) notify Parent after it obtains knowledge of the receipt by Cerner (or any of its Specified Representatives) of any Acquisition Proposal or any request for non-public information relating to

Cerner or any of its Subsidiaries or for access to the business, properties, assets, books or records of Cerner or any of its Subsidiaries by any third party, in each case in connection with any Acquisition Proposal. The Merger Agreement provides that, in such notice, Cerner will identify the third party making, and the material terms and conditions or a copy of, such Acquisition Proposal submitted by such third party. Cerner is also required to promptly provide Parent with any non-public information concerning the business, present or future performance, financial condition or results of operations of Cerner (or any of its Subsidiaries), provided to any third party that was not previously provided to Parent. The Merger Agreement provides that, commencing upon the provision of any notice referred to in this paragraph above, Cerner will:

•

on a reasonable and prompt basis, advise Parent (or its counsel) of any changes to the material terms and any material amendments or proposed amendments to price or other material terms of such Acquisition Proposal;

•	keep Parent informed on a reasonably current basis, of any material developments related to the terms, conditions or negotiations associated with such Acquisition Proposal; and

•

within 24 hours of receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all material documents and material written or electronic communications embodying, describing or amending any such Acquisition Proposal (including the financing thereof).

As defined in the Merger Agreement, “Acquisition Proposal” means any offer, proposal, written inquiry or indication of interest from any third party relating to any transaction or series of related transactions involving:

•

any acquisition or purchase by any Person, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of Cerner or any of its applicable Subsidiaries, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of outstanding voting or equity securities of Cerner or any of its applicable Subsidiaries;

•

any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving Cerner or any of its Subsidiaries, the business of which constitutes 15% or more of the consolidated net revenues, net income or assets of Cerner and its Subsidiaries;

•

any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 15% or more of the consolidated assets of Cerner and its Subsidiaries (measured by the fair market value thereof); or

•

any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Cerner or any of its Subsidiaries, the business of which constitutes 15% or more of the consolidated net revenues, net income or assets of Cerner and its Subsidiaries.

As defined in the Merger Agreement, “Superior Proposal” means any bona fide, written Acquisition Proposal which did not result from or arise out of a breach of Section 7.02(a) of the Merger Agreement (the provisions of which are summarized above in the first paragraph of this subsection entitled “No Solicitation and Superior Proposal Provisions”) made by a third party, which, if consummated, would result in such third party (or in the case of a direct merger between such third party or any Subsidiary of such third party and Cerner, the stockholders of such third party) acquiring, directly or indirectly, all of the outstanding Shares, or all or substantially all of the consolidated assets of Cerner and its Subsidiaries, and which Acquisition Proposal the Cerner Board determines in good faith, after considering the advice of its outside legal counsel and financial advisors of nationally recognized reputation, and after taking into account all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and conditions to consummation), and after taking into account all financial, legal, regulatory (including as affecting timing and likelihood of consummation of any such Acquisition Proposal), and other aspects of such Acquisition Proposal (including the financing terms and the ability of such third party to finance such Acquisition Proposal and any conditionality as thereto) is more favorable to Cerner’s stockholders (other than Parent and its Affiliates) than as provided in the Merger Agreement (including any changes to the terms of the Merger

Agreement proposed by Parent in response to such Superior Proposal pursuant to and in accordance with Section 7.02 of the Merger Agreement (the provisions of which are summarized above in this subsection entitled “No Solicitation and Superior Proposal Provisions” and below under “Change of Recommendation”)).

Change of Recommendation

The Merger Agreement provides that, except as provided below, neither the Cerner Board nor any committee thereof will (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Purchaser, the Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer (other than the Offer or any other tender offer or exchange offer by Parent or Purchaser) for the Shares within 10 Business Days after the commencement of such offer, (iv) make any public statement inconsistent with the Board Recommendation, (v) resolve or agree to take any of the foregoing actions (any of the foregoing actions, an “Adverse Recommendation Change”) or (vi) resolve or agree to change or modify the election of the Cerner Board that the Merger Agreement and the Merger be governed pursuant to Section 251(h) of the DGCL.

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement summarized above in this subsection entitled “Change of Recommendation” or any other provisions of the Merger Agreement, at any time prior to the Acceptance Time, the Cerner Board, following receipt of and on account of a Superior Proposal that did not result from or arise out of a breach of Section 7.02(a) of the Merger Agreement (the provisions of which are summarized above in the first paragraph of subsection entitled “No Solicitation and Superior Proposal Provisions”), may (i) make an Adverse Recommendation Change, or (ii) terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with the Fiduciary Termination Provision summarized below under “Termination of the Merger Agreement,” but only if, in either case, the Cerner Board determines in good faith after consultation with outside legal counsel to the Cerner Board, that the failure to take such action would be a breach of its fiduciary duties under applicable law. The Merger Agreement provides that the Cerner Board will not be permitted to make an Adverse Recommendation Change or terminate the Merger Agreement under the Fiduciary Termination Provision summarized below under “Termination of the Merger Agreement” unless:

•

Cerner promptly notifies Parent (the “Adverse Recommendation Change Notice”) in writing at least five Business Days before making an Adverse Recommendation Change or terminating the Merger Agreement (the “Notice Period”), of its intention to do so, it being understood that none of (i) the determination in itself by the Cerner Board (or a committee thereof) that an Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, (ii) the delivery in itself by Cerner to Parent of the notifications required by Section 7.02(c) of the Merger Agreement or of an Adverse Recommendation Change Notice, or (iii) the public disclosure of the matters described in clause (i) or (ii), will constitute an Adverse Recommendation Change (in the case of each of clauses (i), (ii) and (iii), to the extent in accordance with the Merger Agreement);

•

Cerner attaches to such notice the most current version of the proposed agreement or a reasonably detailed summary of all material terms of any such Superior Proposal (which version or summary will be updated on a prompt basis) and the identity of the third party making the Superior Proposal; and

•

during the Notice Period, if requested by Parent, Cerner and its financial and legal advisors negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments, with the Notice Period being extended each time there is any material revision to the terms of a Superior Proposal, including any revision in price, to ensure that at least two Business Days remain in the Notice Period subsequent to the time Cerner notifies Parent of any such material revision.

The Merger Agreement provides that, notwithstanding the other provisions of the Merger Agreement, the Cerner Board may, in response to a material fact, event, change, development or set of circumstances (other than an Acquisition Proposal occurring or arising after the date of the Merger Agreement) that was not known to the Cerner Board nor reasonably foreseeable by the Cerner Board as of the date of the Merger Agreement (and not relating in any way to any Acquisition Proposal) (such material fact, event, change, development or set of circumstances, an “Intervening Event”), withdraw or modify in a manner adverse to Parent or Purchaser, or fail to make, the Board Recommendation (which will be deemed to be an Adverse Recommendation Change) if the Cerner Board determines in good faith, after consultation with outside legal counsel to the Cerner Board, that, in light of such Intervening Event, the failure of the Cerner Board to effect such an Adverse Recommendation Change would be a breach of its fiduciary duties under applicable law; provided that no fact, event, change, development or set of circumstances will constitute an Intervening Event if such fact, event, change, development or set of circumstances resulted from or arose out of the announcement, pendency or consummation of the Offer or the Merger; and provided, further, that the Cerner Board will not be entitled to exercise its right to make an Adverse Recommendation Change for an Intervening Event unless the Cerner Board has (i) provided to Parent at least five Business Days’ prior written notice advising Parent that the Cerner Board intends to take such action and specifying the facts underlying the Cerner Board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, it being understood that neither (A) the delivery in itself by Cerner to Parent of such notice, nor (B) the public disclosure of the matters described in clause (A), will constitute an Adverse Recommendation Change (in the case of each of clauses (A) and (B), to the extent in accordance with the terms of the Merger Agreement) and (ii) during such five Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

The Merger Agreement provides that nothing contained in Section 7.02 of the Merger Agreement (the provisions of which are summarized above in the subsection entitled “No Solicitation and Superior Proposal Provisions” and in this subsection) will prevent the Cerner Board from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or any antitrust laws with regard to an Acquisition Proposal; provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) will be deemed to be an Adverse Recommendation Change unless the Cerner Board expressly publicly reaffirms the Board Recommendation (i) in such communication or (ii) within two Business Days after requested to do so by Parent.

Access to Information

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Cerner will give Parent and its Representatives reasonable access to the offices, properties, books, records, contracts, governmental authorizations, documents, directors, officers and employees of Cerner and its Subsidiaries and furnish certain financial, tax and operating data and other information as reasonably requested subject in each case to certain limitations relating to confidentiality, attorney-client privilege, and limitations under applicable law or regulations.

Notice of Certain Events

The Merger Agreement provides that, in connection with the continuing operation of the business of Cerner and its Subsidiaries, from the date of the Merger Agreement until the Effective Time, the executive officers of Cerner, including but not limited to the Chief Executive Officer of Cerner, will consult with Parent in good faith at the request of Parent on material (individually or in the aggregate) operational developments, the status of relationships with customers, resellers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with Cerner, the status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent. In addition, the Merger Agreement provides that Cerner will promptly notify Parent and Parent shall promptly notify Cerner

(solely with respect to the matters set forth in clauses (i), (ii) or (iii) below) in the case of Cerner, upon any Specified Representative (other than any financial advisor or outside legal counsel), or, in the case of Parent, upon any executive officer, becoming aware of: (i) of any written notice or other written communication or, to the actual knowledge of certain individuals identified by Cerner (“Knowledge of Cerner”) or to the knowledge of Parent or Oracle, as the case may be, any other notice or communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any written notice or written other communication from any Governmental Authority to the extent related to the transactions contemplated by the Merger Agreement, (iii) any Proceeding commenced or, to the Knowledge of Cerner or to the knowledge of Parent or Oracle, as the case may be, threatened against, relating to or involving or otherwise affecting such party of any of its Affiliates that relates to the consummation of the transactions contemplated by the Merger Agreement, (iv) any written notice or other written communication (or, to the Knowledge of Cerner, any other notice or communication) from any major customer or major supplier that such major customer or major supplier is terminating its relationship with Cerner or any of its Subsidiaries as a result of the transactions contemplated by the Merger Agreement or (v) any inaccuracy of any representation or warranty or breach of covenant or agreement in the Merger Agreement that would reasonably be expected to cause any of the Offer Conditions not to be satisfied. Only a breach of such provision which is willful and material shall be deemed to be a breach of the covenants for purposes of determining whether the applicable Offer Condition has been satisfied.

Director and Officer Indemnification

The Merger Agreement provides that, subject to certain limitations on premiums, for six years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain and extend all existing officers’ and directors’ liability insurance of Cerner (or equivalent prepaid “tail” or “runoff” policies obtained prior to the Effective Time) with respect to acts or omissions occurring prior to the Effective Time covering each Person covered as of the date of the Merger Agreement by Cerner’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement; provided that neither Parent nor Purchaser shall be obligated to pay annual premiums in excess of 250% of the amount Cerner paid for its officers’ and directors’ liability insurance policy. The Merger Agreement provides that, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurred, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Cerner and its Subsidiaries under: (i) each indemnification agreement disclosed pursuant to the Merger Agreement with any person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Cerner or any of its Subsidiaries (an “Indemnified Party”); and (ii) any advancement or indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of Cerner as in effect on the date of the Merger Agreement, subject in each case to any limitations imposed by the certificate of incorporation or bylaws of Cerner as in effect on the date of the Merger Agreement and as imposed from time to time under applicable law. The Merger Agreement provides that the obligations of Parent and the Surviving Corporation under the provisions of the Merger Agreement which are summarized in this paragraph will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such Indemnified Party and that the Indemnified Parties will be third-party beneficiaries of those provisions and entitled to enforce the covenants contained in those provisions.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

The Merger Agreement provides that each of Oracle, Parent and Cerner will use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law or regulations and otherwise to consummate the transactions contemplated by the Merger Agreement, including (i) the obtaining of all reasonably necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all reasonably necessary registrations and filings (including filings with

Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or other Proceeding by, any Governmental Authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger and to fully carry out the purposes of the Merger Agreement.

The Merger Agreement provides that (i) each of Cerner and Parent will, and will cause their respective Affiliates to, use reasonable best efforts to provide or cause to be provided as promptly as practicable to Governmental Authorities with regulatory jurisdiction over enforcement of any antitrust laws or any Foreign Direct Investment Law information and documents requested by such authorities or necessary, proper or advisable to permit the consummation of the transactions contemplated by the Merger Agreement, including preparation and filing of any notification and report form and related material required under the HSR Act within 30 days following the date of the Merger Agreement and any additional consents and filings under any antitrust laws or any Foreign Direct Investment Law as promptly as practicable following the date of the Merger Agreement and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act and any additional consents and filings under any antitrust laws or any Foreign Direct Investment Law, (ii) each of Parent and Cerner shall, and shall cause their respective Affiliates to, use their reasonable best efforts to provide all information reasonably requested by Parent to identify any filings required by the HSR Act as a result of acquisitions by Parent or any of its Affiliates, on the one hand, or Cerner or any of its Affiliates, on the other hand, following the date of the Merger Agreement related to transactions contemplated by the Merger Agreement and cooperate with Parent to make any such filings under the HSR Act relating to such secondary acquisitions that Parent reasonably determines are required and (iii) each of Parent and Cerner shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of consummation of the transactions contemplated by the Merger Agreement by any Governmental Authority.

The Merger Agreement provides that, notwithstanding the foregoing, in connection with the receipt of any necessary governmental approvals or clearances (including under any antitrust laws or any Foreign Direct Investment Laws), nothing in the Merger Agreement will require Parent or any of its Affiliates to, nor will Cerner or any of its Affiliates without the prior written consent of Parent agree or proffer to, divest, invest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate (including to appoint or dismiss board members or managers) in a specified manner, any portion of the business or assets of Parent, Cerner or any of their respective Affiliates. If any judicial or administrative proceeding is brought by any Governmental Authority with authority in respect of (x) any Foreign Competition Law in applicable jurisdictions outside the United States, (y) the HSR Act or (z) any Foreign Direct Investment Laws in applicable jurisdictions outside the United States (“Specified Governmental Authority”) (i) challenging, or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit, the Offer or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from Parent or any of its Affiliates any damages in connection therewith (any such proceeding, including any appeal related thereto, a “Regulatory Proceeding”), then Oracle, Parent and Cerner shall contest on the merits, through litigation (including through any appeal), any objections or opposition raised by such Specified Governmental Authority in such Regulatory Proceeding. The Merger Agreement provides that, without limiting the generality of the foregoing, Parent shall direct the defense of any Proceeding against Oracle, Parent and/or Cerner relating to the transactions contemplated by the Merger Agreement, in good faith consultation with Cerner and Cerner shall act at the direction of Parent. Cerner will obtain the prior written consent of Parent prior to settling or satisfying any such Proceeding. Parent shall not have the right to direct the defense of any Proceeding against any of Cerner’s directors; provided that Cerner may not compromise, settle or come to an arrangement regarding such Proceeding related to the transactions contemplated hereby without the prior written consent of Parent (not to be unreasonably withheld conditioned or delayed).

The Merger Agreement provides that, subject to applicable laws and regulations relating to the exchange of information, Cerner and Parent and their respective counsel will (i) have the right to review in advance and provide comments (which shall be considered in good faith), and to the extent practicable each will consult the other in good faith on, any filing made with, or written materials to be submitted to, any Governmental Authority in connection with the transactions contemplated by the Merger Agreement, (ii) promptly inform each other of any substantive communication (or other correspondence or memoranda) received from, or given to, the U.S. Department of Justice, the U.S. Federal Trade Commission (the “FTC”), or any other Governmental Authority with regulatory jurisdiction over enforcement of any antitrust laws or Foreign Direct Investment Laws and (iii) promptly furnish each other with copies of all substantive correspondence, filings and written communications between them or their Subsidiaries or Affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the transactions contemplated by the Merger Agreement. The Merger Agreement provides that Cerner and Parent will, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by the Merger Agreement and to participate in the preparation for such discussion, telephone call or meeting. The Merger Agreement provides that Parent shall have the right in its sole discretion to commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or applicable Foreign Competition Laws or any Foreign Direct Investment Laws and shall exercise that discretion consistent with a good faith obligation to seek prompt regulatory approval for the Offer and the Merger, and Cerner shall act at the direction of Parent with respect thereto (it being understood that Parent will consult with Cerner in good faith prior to making any such commitment or agreement). Cerner and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this paragraph as “Antitrust Counsel Only Material,” which will limit access to such material to the other party’s outside or internal antitrust counsel. Notwithstanding the foregoing, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of Cerner and its Subsidiaries, due to attorney-client privilege, or to comply with contracts. Subject to Parent’s obligations described in the preceding paragraph, Parent shall, on behalf of itself, Oracle and Cerner, be entitled to direct, control and lead all related communications, discussions, negotiations and strategy contemplated by this section, and Cerner shall act at the direction of Parent.

The Merger Agreement also provides that, between the date of the Merger Agreement and the Effective Time, none of Parent, Purchaser or Cerner will, and each of them will ensure that none of their respective Subsidiaries or other Affiliates will, acquire, or publicly announce a definitive agreement to acquire, any Person or other business or division thereof (whether by merger, consolidation or other business combination, purchase of assets, purchase of shares or similar transaction) if taking such action would reasonably be expected (at the time such action is taken) to materially delay or prevent the consummation of the Offer and the Merger.

Public Announcements

The Merger Agreement provides that Oracle and Parent on the one hand, and Cerner on the other hand, will consult with each other before issuing any press release or other public statement with respect to the Merger Agreement or the transactions contemplated thereby, subject to certain customary exceptions.

Section 16 Matters

The Merger Agreement provides that, prior to the Effective Time, Cerner may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of Cerner (including derivative securities with respect to equity securities of Cerner) resulting from the transactions contemplated by the Merger Agreement by each officer or director of Cerner who is subject to Section 16 of the Exchange Act with respect to equity securities of Cerner.

Employment and Employee Benefits

The Merger Agreement provides that, from and after the date of the closing of the Merger, Parent will use reasonable efforts to cause, subject to certain limitations set forth in the Merger Agreement:

•

recognition of the service of Continuing Employees (as defined below) with Cerner and its Subsidiaries prior to the date of the closing of the Merger for certain purposes, including eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of Parent, Oracle, the Surviving Corporation or any of their respective Affiliates (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate to the extent service was credited to such employee for such purposes under a comparable Company Employee Plan (as defined below) as of immediately prior to the date of the closing of the Merger and to the extent such credit would not result in a duplication of benefits;

•

with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), in which any Continuing Employee is or becomes eligible to participate, waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for eligible Continuing Employees and their eligible dependents to the same extent that the foregoing would not have applied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to such Continuing Employee’s commencement of participation in such Parent Benefit Plan, except that (i) such limitations for any long-term disability and life insurance benefits and coverage will be waived solely to the extent permitted under Parent’s applicable insurance contracts in effect as of the date of the closing of the Merger and (ii) to the extent such benefit coverage includes eligibility conditions based on periods of employment, the treatment described in the previous paragraph will control; and

•

each Continuing Employee and his or her eligible dependents to receive credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Benefit Plan in satisfying any applicable co-payment or deductible requirements under such Parent Benefit Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Employee Plan.

Unless otherwise directed by Parent, Cerner will take all actions necessary to effect the termination of any Cerner sponsored 401(k) savings plan effective as of immediately preceding the Effective Time.

“Continuing Employee” is defined in the Merger Agreement as each employee of Cerner or its Subsidiaries immediately before the Effective Time who continues employment with the Surviving Corporation or any Subsidiary of the Surviving Corporation following the Effective Time. The Merger Agreement provides that the provisions of the Merger Agreement which are summarized in this section entitled “Employment and Employee Benefits” were included in the Merger Agreement for the sole benefit of the parties to the Merger Agreement, and do not create any right in any other Person, including any Continuing Employee.

“Company Employee Plan” is defined in the Merger Agreement as each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, individual consulting, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance or termination benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by Cerner or any Subsidiary and covers any current or former employee, consultant or director of Cerner or any of its Subsidiaries (or any dependent or beneficiary thereof), or under which Cerner or any Subsidiary has any current or contingent obligation or liability.

Treatment of Senior Notes

The Merger Agreement provides that within the time periods required by the terms of each Shelf Agreement (as defined below), Cerner shall take all actions required by each Shelf Agreement to be performed by Cerner prior to the Effective Time as a result of the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the giving of any notices that may be required prior to the Effective Time and the delivery of any certificates, opinions, documents, instruments or prepayment offers required to be delivered prior to the Effective Time in connection with such transactions or otherwise required pursuant to the terms of such Shelf Agreement. Without limiting the generality of the foregoing, (i) no later than five Business Days after the date of the Merger Agreement, Cerner was required to provide notice of the execution and delivery of the Merger Agreement and the transactions contemplated thereby to each holder of a Senior Note (as defined below) in accordance with the terms of each Shelf Agreement; and (ii) at a time selected by Parent (but in no case later than 16 Business Days prior to the anticipated Acceptance Time) (the receipt of such request from Parent being referred to as the “Shelf Notice”), Cerner shall promptly (but in any event no later than 15 Business Days prior to the anticipated Acceptance Time (the 16 Business Day period beginning upon Cerner’s receipt of the Shelf Notice, the “Shelf Notice Period”)) provide a change of control offer to prepay the Senior Notes contemplated by the terms of each Shelf Agreement, along with the officer’s certificate required by the applicable terms of each Shelf Agreement, to each holder of a Senior Note in accordance with the terms of each Shelf Agreement.

The Merger Agreement further provides that prior to taking any of the foregoing actions described in the preceding paragraph, Cerner will provide Parent and its counsel a reasonable opportunity to review and comment on any written notice to, communication with, or document or instrument delivered to, holders of Senior Notes under any Shelf Agreement prior to the delivery or making thereof, and Cerner will give reasonable and good faith consideration to any comment made by Parent or its counsel.

“Shelf Agreement” is defined in the Merger Agreement as the Master Note Purchase Agreement dated as of December 4, 2014, by and among Cerner and the purchasers party thereto (the “2014 Shelf Agreement”) or the Master Note Agreement dated as of November 11, 2019, by and among Cerner and the purchasers party thereto, as amended on October 8, 2020 (the “2019 Shelf Agreement”).

“Senior Notes” is defined in the Merger Agreement as each of (i) Cerner’s 3.18% Senior Notes, Series 2015-A, due February 15, 2022 issued pursuant to the 2014 Shelf Agreement,(ii) Cerner’s 3.58% Senior Notes, Series 2015-B, due February 14, 2025 issued pursuant to the 2014 Shelf Agreement, (iii), Cerner’s 2.50% Senior Notes, Series 2020-A, due March 11, 2030 issued pursuant to the 2019 Shelf Agreement, (iv) Cerner’s 2.00% Senior Notes, Series 2021-A, due March 24, 2026 issued pursuant to the 2019 Shelf Agreement and (v) Cerner’s 2.59% Senior Notes, Series 2021-B, due March 24, 2031 issued pursuant to the 2019 Shelf Agreement.

Payoff Letter

The Merger Agreement provides that Cerner shall use its reasonable best efforts to obtain and deliver to Parent, no later than two business days prior to the Acceptance Time, a payoff letter in customary form and substance with respect to the indebtedness and other obligations incurred by Cerner under the Third Amended and Restated Credit Agreement, dated as of October 30, 2015, as amended, supplemented or otherwise modified from time to time, by and among Cerner, as the borrower, U.S. National Bank Association, as administrative agent, and the banks and other parties from time to time thereto and the related credit documents and the release of all liens securing such obligations.

Conditions to the Merger

The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) no temporary restraining order, preliminary or permanent injunction or other order preventing the Offer or the consummation of the Merger shall have been issued by any Specified Governmental Authority in respect of (A) the HSR Act, (B) any Foreign Direct Investment Law in applicable jurisdictions outside the United States or (C) any Foreign Competition Law in applicable jurisdictions outside the United States (each law described in clauses (A), (B) and (C), a “Specified Law”) and remain in effect, and there will not be any applicable law or regulation enacted or deemed applicable by any Specified Governmental Authority in respect of a Specified Law that makes the Offer or the consummation of the Merger illegal; and (ii) Purchaser shall have consummated (within the meaning of Section 251(h) of the DGCL) the Offer.

Termination of the Merger Agreement

Rights to Terminate the Merger Agreement

The Merger Agreement provides that the Merger Agreement may be terminated and the Offer and the Merger may be abandoned by mutual written agreement of Cerner and Parent at any time prior to the Acceptance Time.

The Merger Agreement provides that the Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by either Cerner or Parent if the Acceptance Time has not occurred on or before June 21, 2022 (the “End Date”), subject to the following conditions and qualifications:

•

if on June 21, 2022, any of the conditions to the Offer set forth in clause (a), (d), (e) or (f) of Exhibit B to the Merger Agreement shall not have been satisfied or waived by the End Date, the End Date shall be automatically extended (without further action by any Person) for a period of six months, it being understood that in no event shall the End Date be automatically extended pursuant to this clause to a date that is later than the 12 month anniversary of the date of the Merger Agreement;

•

if on the last day of the six month period referred to in the immediately preceding bullet point any of the conditions to the Offer set forth in clause (a), (d), (e) or (f) of Exhibit B to the Merger Agreement shall not have been satisfied or waived, the End Date shall be automatically extended (without further action by any Person) for an additional period of six months, it being understood that in no event shall the End Date be automatically extended pursuant to this clause to a date that is later than the 18 month anniversary of the date of the Merger Agreement;

•

if on the last day of the six month period referred to in the immediately preceding bullet point (the last day of such period being referred to as the “Specified Date”), (y) any of the conditions to the Offer set forth in clause (a), (d), (e) or (f) of Exhibit B to the Merger Agreement shall not have been satisfied or waived, Parent shall be entitled to extend the End Date for a six month period by written notice to Cerner, it being understood that in no event shall the End Date be extended by Parent pursuant to this clause to a date that is later than the 24 month anniversary of the date of the Merger Agreement;

•

if on the Specified Date, any Regulatory Proceeding is pending and a trial date for any such Regulatory Proceeding has been set for a date commencing prior to the 24 month anniversary of the date of the Merger Agreement, Cerner shall be entitled to extend the End Date for a six month period by written notice to Parent, it being understood that in no event shall the End Date be extended by Cerner pursuant to this clause to a date that is later than the 24 month anniversary of the date of the Merger Agreement;

•

if the End Date is scheduled to occur prior to the date that is the later of (i) two Business Days after the last day of any then-pending Notice Period and (ii) two Business Days after the end of last day of any then-pending Shelf Notice Period (such later date, the “Notice Expiration Date”), the End Date shall be automatically extended to the Notice Expiration Date; and

•

the right to terminate the Merger Agreement due to failure of the Acceptance Time to have occurred on or before the End Date will not be available to any party whose material breach of any provisions of the Merger Agreement results in such failure.

In addition, the Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Acceptance Time by either Cerner or Parent if:

•

any Specified Governmental Authority in an applicable jurisdiction in respect of any Specified Law shall have issued an Order, decree, injunction or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Offer or the consummation of the Merger as contemplated by the Merger Agreement and such Order, decree, ruling or other action shall have become final and nonappealable, or if there has been adopted by any Specified Governmental Authority in an applicable jurisdiction in respect of any Specified Law that makes the Offer or the consummation of the Merger illegal or otherwise prohibited; or

•

the Offer shall have expired (without having been extended) or shall have been terminated in accordance with the terms of the Merger Agreement without Purchaser having accepted Shares for payment pursuant to the Offer, provided, however, that (i) the failure of Purchaser to accept Shares for payment pursuant to the Offer is not attributable to the failure of an Offer Condition to be satisfied and (ii) the failure of such Offer Condition to be satisfied is not attributable to a failure, on the part of the party seeking to terminate the Merger Agreement, to perform any covenant in the Merger Agreement required to be performed by such party at or prior to the Acceptance Time (the “Offer Expiration Termination Provision”).

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Acceptance Time by Parent:

•	if a Triggering Event (as defined below) shall have occurred; or

•

subject to Cerner’s exercise of commercially reasonable efforts to cure a curable breach or inaccuracy during a 45 calendar day cure period following written notice thereof, in the event of a material breach on the part of Cerner of any covenant or agreement set forth in the Merger Agreement such that the condition set forth in clause (c) of Exhibit B of the Merger Agreement (which relates to performance of Cerner’s obligations under the Merger Agreement in all material respects) would not be satisfied as of the time of such breach or in the event that any representation or warranty of Cerner set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, such that the condition set forth in clause (b) of Exhibit B of the Merger Agreement (which relates to the accuracy of Cerner’s representations and warranties set forth in the Merger Agreement to specified standards of materiality) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate.

The Merger Agreement provides that there will be a “Triggering Event” if:

•	an Adverse Recommendation Change shall have occurred;

•	Cerner shall have entered into a contract providing for the consummation of a transaction contemplated by an Acquisition Proposal;

•

Cerner or any of its Specified Representatives shall have willfully and materially breached any of its obligations under Section 7.02(a) of the Merger Agreement (the provisions of which are summarized above under “No Solicitation and Superior Proposal Provisions”); or

•

The Cerner Board or any committee thereof (i) after receipt of a written request from Parent, does not reject any Acquisition Proposal within 10 Business Days of the making public thereof (including, for these purposes, by taking no position with respect to the acceptance by the stockholders of Cerner of a tender offer or exchange offer, which will constitute a failure to reject such Acquisition Proposal) or (ii) shall have failed, pursuant to Rule 14e-2 under the Exchange Act or otherwise, to publicly reconfirm the Board Recommendation within 10 Business Days after receipt of a written request from Parent that it do so if such request is made following an Acquisition Proposal being made public.

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Acceptance Time by Cerner:

•

if, prior to the Acceptance Time, the Cerner Board authorizes Cerner, in compliance with the terms of the Merger Agreement, including the limitations on Adverse Recommendation Changes (which are summarized above under “Change of Recommendation”) to enter into a binding definitive agreement in respect of a Superior Proposal with a third party; provided that Cerner shall have paid any Termination Fee (as defined below) required to be paid to Parent pursuant to the applicable provision of the Merger Agreement in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, Cerner substantially concurrently enters into such binding definitive agreement (the right to terminate which is summarized in this bullet point, the “Fiduciary Termination Provision”); or

•

subject to Parent’s and Purchaser’s exercise of commercially reasonable efforts to cure a curable breach or inaccuracy during a 45 day cure period following written notice thereof, in the event: (i) of a material breach on the part of Oracle, Parent or Purchaser of any covenant or agreement set forth in the Merger Agreement and such breach (A) has a material adverse effect on Purchaser’s ability to purchase and pay, or on the timing of such purchase and payment, for the Shares validly tendered (and not withdrawn) pursuant to the Offer or (B) materially delays satisfaction of Offer Conditions or (ii) that any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement shall have been inaccurate in any material respect and such inaccuracy (1) has a material adverse effect on Purchaser’s ability to purchase and pay, or on the timing of such purchase and payment, for the Shares validly tendered (and not withdrawn) pursuant to the Offer, or (2) materially delays satisfaction of the Offer Conditions, or (iii) if Purchaser fails to commence the Offer by the date that is 10 Business Days after the date required under Section 2.01(a) of the Merger Agreement (provided that Cerner shall not have the right to terminate the Merger Agreement pursuant to this clause (iii) if Cerner is then in breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach precludes the commencement of the Offer pursuant to Section 2.01(a) of the Merger Agreement).

Effect of Termination

The Merger Agreement provides that if the Merger Agreement is terminated pursuant to the provisions of the Merger Agreement which are summarized above, the Merger Agreement will become void and of no effect without liability of any party to the Merger Agreement (or any stockholder, director, officer, employee, agent, consultant or other Representative of such party) to any of the other parties to the Merger Agreement, except that no such termination will relieve any party thereto of any liability for damages resulting from any willful or intentional breach of the Merger Agreement. The Merger Agreement provides that certain provisions of the Merger Agreement relating to the effect of termination, payment of Termination Fees, limitations on assignment, choice of governing law, venue and jurisdiction and waiver of jury trial will survive any such termination of the Merger Agreement.

Termination Fee and Expenses

The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense, except that Parent will pay all filing fees payable pursuant to the HSR Act, any Foreign Competition Law or any Foreign Direct Investment Law; but if the Merger Agreement is terminated (other than due to the material breach on the part of Oracle, Parent or Purchaser of any covenant or agreement or the material inaccuracy of any of the representations and warranties of Parent and Purchaser), Cerner will promptly reimburse Parent for one-half of all such filing fees paid by Parent.

The Merger Agreement provides that Cerner will be required to pay Parent a fee in an amount equal to $950,000,000 (the “Termination Fee”) if:

•

the Merger Agreement is terminated (other than by mutual written agreement) at any time after the occurrence of a Triggering Event (in which case the Termination Fee must be paid within two Business Days after such termination);

•

the Merger Agreement is terminated pursuant to the Fiduciary Termination Provision (in which case Parent shall receive the Termination Fee concurrently with, and as a condition of, such termination); or

•

(i) the Merger Agreement is terminated (A) pursuant to the right to terminate because the Acceptance Time has not occurred on or after the End Date or (B) pursuant to the Offer Expiration Termination Provision; (ii) such termination is primarily attributable to (A) the willful and material failure on the part of Cerner to perform any covenant or obligation in the Merger Agreement required to be performed by Cerner at or prior to the Acceptance Time or (B) the existence of (or any actions taken by) the Person who has made the Acquisition Proposal contemplated by clause (iii) of this sentence (or any of its Affiliates), (iii) prior to such termination, an Acquisition Proposal shall have been publicly announced and not publicly withdrawn and (iv) within twelve months following the date of such termination Cerner shall have entered into a definitive agreement with respect to, recommended to its stockholders or consummated, a transaction contemplated by such Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as 50% for such purpose), in which case the Termination Fee must be paid within two Business Days after entering into such definitive agreement, making such recommendation or consummating such transaction.

Amendment of the Merger Agreement

The Merger Agreement provides that, at any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects by written agreement of the parties.

Specific Performance of the Merger Agreement

The Merger Agreement provides that the parties to the Merger Agreement will be entitled to seek, in addition to any monetary remedy or damages, a decree or order of specific performance to enforce the terms and provisions of the Merger Agreement, or an injunction in the Court of Chancery of the State of Delaware (provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity) to prevent breaches of the Merger Agreement. The Merger Agreement also provides that each of the parties to the Merger Agreement waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements that Parent and Purchaser entered into with each of the Supporting Stockholders concurrently with entering into the Merger Agreement. The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender and Support Agreements, you are encouraged to read the full text of the form of Tender and Support Agreement.

As a result of the Tender and Support Agreements, Parent and Oracle may each be deemed to be the beneficial owner of an aggregate of 229,263 Shares as of December 20, 2021 (which represents, in the aggregate, less than 1% of the outstanding Shares as of December 20, 2021).

The Tender and Support Agreements provide that, promptly, and, in any event, not later than 15 Business Days after the commencement of the Offer, each Supporting Stockholder will validly tender or cause to be validly tendered into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of from the date of the Merger Agreement through the earlier of (i) the date upon which the Merger Agreement is validly terminated, (ii) the Effective Time, or (iii) the date of any modification, waiver or amendment of the Merger Agreement or the Offer in a manner that reduces the Offer Price, changes the form of consideration payable thereunder to such Supporting Stockholder or amends, changes or modifies any of the Offer Conditions in a manner that adversely affects such Supporting Stockholder (the “Support Period”). The Tender and Support Agreements terminate upon the termination of the Support Period.

During the Support Period, the Supporting Stockholders will vote their Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement). During the Support Period, Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Shares.

Confidentiality Agreement

Oracle and Cerner entered into a Confidential Disclosure Agreement dated as of October 15, 2021, which was amended by Amendment No. 1 to the Confidential Disclosure Agreement for Strategic Matters dated as of December 4, 2021 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Oracle and Cerner agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving Cerner and/or its stockholders, will not be disclosed or used for any other purpose. The Confidentiality Agreement does not contain a standstill provision.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

Cerner and Oracle entered into an exclusivity agreement, dated as of December 4, 2021 (the “Exclusivity Agreement”), whereby, in connection with discussions regarding a possible transaction between Cerner and Oracle and the requirement to expend a substantial amount of time and resources to evaluate such transaction, Cerner and Oracle agreed that, from December 4, 2021 through the earlier of (a) 5:00 p.m. Pacific Time on December 20, 2021 or (b) when definitive agreements related to the proposed transaction had been executed and delivered, Cerner, its Subsidiaries and representatives would (i) terminate any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined in the Exclusivity Agreement) and (ii) would not (A) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition or (B) disclose any nonpublic information relating to Cerner, or afford access to the properties, books or records of Cerner, to any other person or entity that Cerner reasonably determines may be considering a Third Party Acquisition.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(4) of the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Cerner

Purpose of the Offer

The purpose of the Offer is for Oracle and Parent, through Purchaser, to acquire control of, and the entire equity interest in, Cerner. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter.

The Cerner Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Cerner’s stockholders; (ii) approved entry into and adoption of the Merger Agreement, and declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of Cerner accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL. If the Offer is consummated, we will not seek the approval of Cerner’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required to complete the Merger without a vote of Cerner’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for Cerner

In connection with Oracle’s consideration of the Offer, Oracle has developed a plan, on the basis of available information, for the combination of the business of Cerner with that of Oracle. Oracle plans to integrate Cerner’s business into Oracle. Oracle will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Oracle, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Cerner or any of its Subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Cerner or any of its Subsidiaries, (iii) any material change in Cerner’s capitalization or dividend policy or (iv) any other material change in Cerner’s corporate structure or business.

13.	Certain Effects of the Offer

It is expected that the Merger will be consummated pursuant to Section 251(h) of the DGCL promptly after the consummation of the Offer. Immediately following the Merger, all of the outstanding shares of Cerner’s common stock will be held by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, Cerner does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the listing of Shares on Nasdaq to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Cerner to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Cerner to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Cerner, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Cerner and persons holding “restricted securities” of Cerner to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that, except for Cerner’s regular quarterly dividend, from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Cerner will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any capital stock of Cerner (except for distributions under the ESPP in the ordinary course of business and for distributions resulting from the vesting or exercise of Cerner compensatory awards).

See Section 6 – “Price Ranges of Shares; Dividends” for a description of the quarterly dividends paid by Cerner for the prior two years.

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and not defined in this Section have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the conditions below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may amend or terminate the Offer as permitted by the Merger Agreement, if (i) the Minimum Condition shall not be satisfied at 12:00 midnight, Eastern Time, at the end of the scheduled Expiration Date of the Offer, or (ii) any of the following additional conditions shall not be satisfied or (if permitted) waived at 12:00 midnight, Eastern Time, at the end of the day on the scheduled Expiration Date of the Offer:

•

no Specified Governmental Authority in respect of (i) any Foreign Competition Law in applicable jurisdictions outside the United States, (ii) the HSR Act, or (iii) any Foreign Direct Investment Law in applicable jurisdictions outside the United States shall have issued any Order or taken any other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the Offer or the consummation of the Merger and no applicable law or regulation shall have been adopted by any such Specified Governmental Authority in respect of (i) any Foreign Competition Law in applicable jurisdictions outside the United States, (ii) the HSR Act, or (iii) any Foreign Direct Investment Law in applicable jurisdictions outside the United States that makes the Offer or consummation of the Merger illegal or otherwise prohibited;

•

each of the representations and warranties contained in Section 5.02(c) and Section 5.18(f) of the Merger Agreement (which relate to, among other things, the election by the Cerner Board to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL and the applicability of the safe harbor provisions of Rule 14d-10 under the Exchange Act to the compensation arrangements between Cerner and its directors, officers and employees) shall be true in all respects when made and on the Expiration Date as if made on and as of such date (other than any such representation or warranty that is made as of a specified date, which need only be true in all respects as of such specified date);

•

each of the Specified Company Representations (other than the representations and warranties contained in Section 5.02(c) and Section 5.18(f) of the Merger Agreement) (which relate to, among other things, the due incorporation and valid existence of Cerner, Cerner’s corporate power and authority to enter into the Merger Agreement, the execution and performance of the Merger Agreement not contravening Cerner’s certificate of incorporation or bylaws, the capitalization of Cerner, finders’ fees, receipt of a fairness opinion from Cerner’s financial advisors, and the exemption of the Merger Agreements and the transactions contemplated thereby from antitakeover statutes) to the extent not qualified as to materiality or “Company Material Adverse Effect,” shall be true in all material respects, and to the extent so qualified shall be true in all respects, when made and on the Expiration Date as if made on and as of such date (other than any Specified Company Representation that is made only as of a specified date, which need only be true, to the extent not qualified as to materiality or “Company Material Adverse Effect,” in all material respects, and to the extent so qualified, in all respects, in each case as of such specified date);

•

the Other Company Representations (i.e., those representations and warranties of Cerner that are not Specified Company Representations), disregarding any materiality or Company Material Adverse Effect qualifications contained therein, shall be true when made and on the Expiration Date as if made on and as of such date (other than any Other Company Representations that are made only as of a specified date, which need only to be true as of such specified date); except that the Other Company Representations as thus modified shall be deemed true at any time unless the individual or aggregate impact of the failure to be so true would have or reasonably be expected to have a Company Material Adverse Effect;

•

Parent shall have received a certificate signed on behalf of Cerner by a senior Executive Officer (as defined in Rule 3b-7 of the Exchange Act) of Cerner certifying to the accuracy of the representations and warranties of Cerner to the above-specified standards, as applicable and to the number of Shares that were issued and outstanding as of 12:00 midnight, Eastern Time, at the end of the Expiration Date;

•

Cerner shall have delivered to Parent a certificate of Cerner executed by the Secretary of Cerner, dated as of the Expiration Date, certifying: (i) the approval of the Cerner Board of the Merger Agreement and the transactions contemplated thereby, and (ii) the certificate of incorporation and bylaws (or similar governing documents) of Cerner;

•

subject to Section 7.04(c) of the Merger Agreement, Cerner shall have performed in all material respects its obligations under the Merger Agreement, and Parent shall have received a certificate signed on behalf of Cerner by a senior Executive Officer of Cerner to the foregoing effect;

•

there shall not be instituted or pending any Proceeding (which is defined to include any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, regulatory, investigative or appellate proceeding), hearing, audit, subpoena, civil investigative demand, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel) initiated by any Specified Governmental Authority in respect of (i) any Foreign Competition Law in applicable jurisdictions outside the United States, (ii) the HSR Act, or (iii) any Foreign Direct Investment Law in applicable jurisdictions outside the United States:

•

challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the Offer, the acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer or the consummation of the Merger or seeking to obtain material damages in connection therewith;

•

seeking to restrain or prohibit Parent’s ownership or operation (or that of its Affiliates) of all or any material portion of the business, assets or products of Cerner and its Subsidiaries, taken as a whole, or of Parent and its Affiliates, taken as a whole, or to compel Parent or any of its Affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of Cerner and its Subsidiaries, taken as a whole, or of Parent and its Affiliates, taken as a whole;

•

seeking, directly or indirectly, to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership of Shares or any shares of common stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to Cerner’s stockholders; or

•

seeking to require divestiture by Parent, Purchaser or any of Parent’s other Affiliates of any Equity Interests (which are defined to include any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor);

•

there shall not be in effect any Order issued by any Specified Governmental Authority in respect of (i) any Foreign Competition Law in applicable jurisdictions outside the United States, (ii) the HSR Act, or (iii) any Foreign Direct Investment Law in applicable jurisdictions outside the United States that is reasonably likely to result, directly or indirectly, in any of the effects referred to above in the sub-bullet points included in the immediately preceding bullet point;

•

(i) the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act, any Foreign Competition Law in applicable jurisdictions outside the United States or any Foreign Direct Investment Law in applicable jurisdictions outside the United States shall have expired or been terminated, and any timing agreement entered into by Parent or any of its Affiliates with, or made by Parent or any of its Affiliates to, any Specified Governmental Authority in respect of (A) any Foreign Competition Law in applicable jurisdictions outside the United States, (B) the HSR Act, or (C) any Foreign Direct Investment Law in applicable jurisdictions outside the United States to extend any waiting period or not consummate the Offer and/or Merger shall have expired or been terminated and (ii) any affirmative approval of a Specified Governmental Authority in respect of (X) any Foreign Competition Law in applicable jurisdictions outside the United States, or (Y) any Foreign Direct Investment Law in applicable jurisdictions outside the United States required under any Foreign Competition Law in applicable jurisdictions outside the United States or any Foreign Direct Investment Law in applicable jurisdictions outside the United States shall have been obtained (the condition described in this bullet point, the “Regulatory Condition”);

•

(i) (a) Cerner shall have complied in all material respects with its obligations pursuant to Section 7.01(i) of the Merger Agreement to obtain the consent of Parent with respect to certain matters related to employee matters, including hiring and engaging employees, employee compensation, salaries, bonuses, commissions, severance and equity compensation, and (b) Cerner shall have complied in all respects with its obligations pursuant to Section 7.01(i) to obtain the consent of Parent with respect to certain matters related to retention arrangements and (ii) Parent shall have received a certificate signed on behalf of Cerner by a senior Executive Officer of Cerner to the foregoing effect;

•

there has not been any fact, event, change, development or set of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

•	the Merger Agreement shall not have been terminated in accordance with its terms.

See Section 16 – “Certain Legal Matters; Regulatory Approvals” for a description of the Foreign Competition Laws and Foreign Direct Investment Laws in applicable jurisdictions outside the United States.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition and any Specified Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. However, if an event occurs that will result in a failure of a condition to the Offer to be satisfied as of the scheduled expiration of the Offer, Purchaser will disclose whether or not it is waiving that condition promptly after learning of such event unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Purchaser is unable to determine whether the event will result in a failure of the condition to be satisfied.

“Specified Condition” means any condition set forth in the first and ninth bullets above to the extent such condition relates to (i) the absence of an Order or an applicable law which, if violated, would result in criminal sanctions or criminal liability being imposed on Cerner’s or any of its Subsidiaries’ board of directors or (ii) the absence of an Order in applicable jurisdictions where both Parent or any of its Affiliates, on the one hand, and Cerner or any of its Affiliates, on the other hand, are required under applicable antitrust laws or applicable Foreign Direct Investment Laws to make a filing with or a submission to a Governmental Authority with regulatory jurisdiction over enforcement of any antitrust laws or Foreign Direct Investment Law in order to permit the Offer and the Merger to be consummated.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by Cerner with the SEC and other publicly available information concerning Cerner, we are not aware of any governmental license or regulatory permit that appears to be material to Cerner’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods or the obtaining of the approvals, and contesting any related actions or proceedings, summarized under “Regulatory Approvals” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Cerner’s business or that certain parts of Cerner’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Condition. See Section 15 – “Conditions of the Offer.”

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act (including the related rules and regulations promulgated thereunder), certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (referred to as the “Premerger Notification and Report Forms”) has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) for review and certain waiting period requirements have been satisfied. Oracle and Cerner filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 18, 2022.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, Eastern Time, on the date that is 15 days after the date that the Premerger Notification and Report Forms are filed with the FTC and the Antitrust Division. However, the initial waiting period may be terminated prior to such date and time by the FTC or the Antitrust Division (however, such terminations have been infrequently granted since February 2020) or restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or Purchaser and Cerner may receive a request for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration (a “Second Request”). If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to Cerner or by Cerner supplying the requested information, Cerner is obliged to respond to the request within a reasonable time. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest to prevent a merger or acquisition that it considers would substantially lessen competition, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares or (iv) to require us or Cerner to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. While Purchaser believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

Foreign Competition Laws

Oracle and Cerner also conduct business outside of the United States, and have determined that the laws of certain foreign countries may require Oracle and Cerner or certain of their subsidiaries and affiliates to make filings and provide information and documents to, and obtain approval of or wait for the elapse or termination of waiting periods of, governmental authorities. Competition authorities in these and other jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the Offer and the Merger, or seek divestiture of the Shares acquired by Purchaser or the divestiture of substantial assets of Oracle, Cerner or their respective subsidiaries. There can be no assurance that Cerner and Oracle will obtain all required foreign antitrust approvals or clearances or that foreign competition authorities will not make a challenge to the Offer and the Merger, or, if such challenge is made, the result of that challenge.

Cerner and Oracle may make such antitrust filings with governmental authorities in multiple foreign jurisdictions, including, but not limited to Canada, the European Union and Saudi Arabia.

Based upon an examination of publicly available information and other information relating to the businesses in which Cerner is engaged, Oracle and Cerner believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Oracle nor Cerner can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

Canada

Under Part IX of the Competition Act (Canada) (the “Competition Act”) and the regulations promulgated thereunder, as amended, parties to certain classes of transactions must provide prescribed information to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Purchaser’s purchase of Shares pursuant to the Offer is a Notifiable Transaction. Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner. The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties that additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction is required (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a

Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the competition tribunal that hears applications commenced by the Commission (the “Competition Tribunal”) in effect prohibiting completion at the relevant time. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate under subsection 102(1) of the Competition Act (an “ARC”) or a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner for an ARC confirming that the Commissioner is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver under paragraph 113(c) of the Competition Act and confirmation that the Commissioner does not intend, at such time, to apply to the Competition Tribunal for an order under section 92 of the Competition Act (a “No Action Letter”). Upon the issuance of an ARC, or, alternatively, a No Action Letter together with an appropriate waiver of the requirement to file a Notification, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Competition Tribunal may not, however, make an order under section 92 of the Competition Act if it finds that the merger has brought about or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made. There can be no assurance that a challenge to the transactions under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.

European Union

Under Council Regulation EC No. 139/2004 (the “EC Merger Regulation”), a transaction meeting certain revenue thresholds may not be completed before it is notified to the European Commission (the “EC”) and the EC has declared it to be compatible with the European common market. The transactions meet the thresholds of the EC Merger Regulation and need to be notified to the EC. Under the EC Merger Regulation, once a transaction is formally notified to the EC (through a so-called Form CO), the EC has 25 business days (beginning on the first business day following the date on which a complete formal notification is received by the EC), which period may be extended to 35 business days if the parties offer remedies, to issue a decision as to whether to clear the transactions or to initiate an in-depth (so called “Phase II”) investigation. The EC will initiate a Phase II investigation if it finds that the transactions give rise to serious doubts as to its compatibility with the European common market. If the EC initiates a Phase II, it has 90 business days following the decision to open a Phase II, which period may be extended by up to 35 business days under certain circumstances, to decide whether to declare the transactions compatible with the European common market (unconditionally or subject to remedies) or to prohibit its implementation. The European Commission can issue requests for information and suspend the review periods at any time if it determines that the parties have not responded to a request for information in reasonable time. There can be no assurance that a challenge to the transactions under the EC Merger Regulation will not be made or, if such challenge is made, what the result of such challenge will be.

Saudi Arabia

In connection with the Offer and the Merger, Cerner and Oracle will submit a notification with the General Authority for Competition of the Kingdom of Saudi Arabia (the “SA Authority”). Once the filing is declared complete, the SA Authority has 90 days to review the notification and decide whether to authorize it or not (the 90 day review period can be stopped if the SA Authority requests further documentation or information to conduct its review and the review period will not restart until the SA Authority receives the requested documentation or information). Should the SA Authority fail to render a decision within the review period, the transaction will be deemed authorized. There can be no assurance that a challenge to the transactions by the SA Authority will not be made or, if such challenge is made, what the result of such challenge will be.

Other Regulatory Approvals

The Offer and the Merger are also subject to foreign direct investment review by Governmental Authorities in several foreign jurisdictions in which Cerner and Oracle have local presences to require filings. Cerner and Oracle may make such filings with Governmental Authorities in multiple foreign jurisdictions, including, but not limited to Australia, Austria, France, Germany, Romania and Spain.

Australia

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Offer and the Merger is subject to prior approval of the Australian Foreign Investment Review Board (the “FIRB”).

Oracle will prepare and file an application with the FIRB seeking confirmation that the Treasurer of the Commonwealth of Australia, on behalf of the Commonwealth of Australia, has no objection to the transactions. On filing of the FIRB application and payment of the applicable filing fee, a statutory review period of 30 days will commence. This statutory review period is subject to extension should the FIRB require more time to assess the application. A decision by the FIRB is customarily obtained within 1 to 3 months from the date the application is filed and the applicable filing fee is paid.

Australia’s federal election is expected to commence in April/May 2022. A “caretaker period” will apply during the federal election, during which the FIRB typically refrains from issuing foreign investment approvals until the government is formed and it is clear who will take up the office of the Treasurer. The approval timeline may potentially be impacted by the caretaker period. There can be no assurance that a challenge to the transactions by the FIRB will not be made or, if such challenge is made, what the result of such challenge will be.

Austria

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Offer and the Merger is subject to prior approval of the Austrian Federal Ministry for Digital and Economic Affairs (the “Austrian Ministry”) under the Austrian Investment Control Act (the “ICA”).

After having received the application, the Austrian Ministry will inform the EC and EU member states about the application, thereby starting the period of the EU cooperation mechanism, which typically runs 35 calendar days. During the EU cooperation mechanism, EU member states and the EC can submit comments and request information about the transaction from the Austrian Ministry. The EU cooperation mechanism is subject to potential extensions, if comments have been submitted and/or additional information has been requested from the Austrian Ministry.

After expiration of the EU cooperation mechanism the Austrian Ministry has one month (Phase I), potentially extended by another two months (Phase II), to review the transaction. Within Phase I, the Austrian Ministry will either (i) clear the transaction or (ii) notify that Phase II is being initiated because a more detailed investigation of the impact on security or public order is required. If no decision or notification, respectively, is served within the one-month period, the approval shall be deemed to have been granted. There can be no assurance that a challenge to the transactions under the ICA will not be made or, if such challenge is made, what the result of such challenge will be.

France

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Offer and the Merger is subject to the prior approval of the French Ministre chargé de l’Economie et des Finances (the “French Ministry”). After filing with the French Ministry, and subject to having received a complete request for authorization, the French Ministry must inform the filing person by notice within thirty (30) business days that: (i) the contemplated investment does not fall within the scope of foreign investment control regulations, (ii) the contemplated investment falls within the scope of foreign investment control regulations and is rejected, (iii) the contemplated investment falls within the scope of foreign investment control regulations and is duly authorized without any condition, or (iv) the contemplated investment falls within the scope of foreign investment control regulations but further investigations are necessary to determine whether the protection of the national interest can be guaranteed by attaching covenants and conditions to the authorization.

In the event that the French Ministry has opted for option (iv), it then has an additional forty-five (45) business day period to either refuse the contemplated investment or to authorize it subject to the provision of certain covenants and conditions. There can be no assurance that a challenge to the transactions by the French Ministry will not be made or, if such challenge is made, what the result of such challenge will be.

In parallel of having received the French application, the French Ministry also has the possibility to inform the EC and EU member states about the application, thereby starting the period of the EU cooperation mechanism, which typically runs for 35 calendar days. During the EU cooperation mechanism, EU member states and the EC can submit comments and request information about the transactions from the French Ministry. The EU cooperation mechanism is subject to potential timeline extensions if comments have been submitted and/or additional information has been requested from the French Ministry.

Germany

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Offer and the Merger is subject to prior approval of the German Federal Ministry for Economic Affairs and Climate Action (“BMWi”). The BMWi can open an assessment procedure within two months of obtaining knowledge of the transaction, i.e., notification (Phase I). In Phase II, the BMWi has a four-month deadline to review whether the transaction has any likely effects on public order or security. This deadline can be extended by up to three additional months. Requests for information as well as negotiations on commitments stop the clock in Phase II. There can be no assurance that a challenge to the transactions by BMWi will not be made or, if such challenge is made, what the result of such challenge will be.

Romania

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Offer and the Merger is subject to prior approval of (i) the National Defense Council (Consiliul Suprem de Apărare al Ţării (the “CSAT”)) via a procedure carried out through the Romanian Competition Council, on the basis of CSAT Decision no. 73/2012 and all other applicable laws and regulations (the “Current Regime”), or (ii) the foreign direct investment authority, in accordance with the provisions of newly enacted foreign investment or national security laws, rules and regulations to become effective in Romania (the “Prospective Regime”).

Under the Current Regime, the process from filing to decision takes approximately 2.5 to 3 months. If granted, the clearance letter is delivered by the Romanian Competition Council, based on the CSAT approval. Under the Prospective Regime, the process from filing to decision is anticipated to take up to 4.5 to 5 months, for a Phase I process. The Prospective Regime anticipates a more detailed filing process, including the possibility of the foreign direct investment authority to send requests for information, which stops the review clock. It is expected that the Prospective Regime will enter into force during the first quarter of 2022. There can be no assurance that a challenge to the transactions under the Current Regime or Prospective Regime will not be made or, if such challenge is made, what the result of such challenge will be.

Spain

Based on the businesses in which Cerner and Oracle are engaged, the foreign direct investment resulting from the Offer and the Merger is subject to prior approval by the Council of Ministers of the Government of Spain (the “Spanish Ministry”). After having received the application, the Spanish Ministry has 6 months from the date of filing to issue a decision. However, the Spanish Ministry typically issues a decision within 3 to 4 months from the date of filing. There can be no assurance that a challenge to the transactions by the Spanish Ministry will not be made or, if such challenge is made, what the result of such challenge will be.

Other

In addition to what is otherwise discussed in this Offer to Purchase, in connection with the purchase of Shares by Purchaser pursuant to the Offer or the consummation of the Merger, if any action (including, but not limited to, the initiation of a formal investigation) is taken before consummation of the Offer by a relevant government or Governmental Authority, or if any required regulatory approvals, waivers or consents are not obtained, in other jurisdictions not specified above, as a result of which any of the conditions described in “The Offer — Section 15 — Conditions of the Offer” would not be satisfied, we will not be obligated to accept for payment or pay for any tendered Shares pursuant to the Offer. See “Section 15 — Conditions to the Offer.”

State Takeover Laws

Cerner is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Cerner’s bylaws provide that Cerner is not subject to the restrictions of Section 203 and the Cerner Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in 203 of the DGCL are inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states, or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Cerner, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of giving formal notice of appraisal rights, deliver to Cerner a written demand for appraisal of Shares held, which demand must reasonably inform Cerner of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Under Section 262 of the DGCL, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262 of the DGCL.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Oracle, Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Oracle, Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Oracle, Parent, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.

Oracle, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Cerner has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Cerner Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning Cerner” above.

Cedar Acquisition Corporation

January 19, 2022

SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND ORACLE

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the director and executive officers of Purchaser are set forth below. The business address of Purchaser is 2300 Oracle Way, Austin, Texas 78741. The telephone number at such office is (737) 867-1000. The director and executive officers listed below are a citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Brian S. Higgins Director, Senior Vice President and Secretary	Mr. Higgins has served as Oracle’s Senior Vice President, Associate General Counsel and Secretary since May 2021. He served as Vice President, Associate General Counsel and Assistant Secretary from May 2011 until May 2021. He joined Oracle after working as Managing Director in Corporate M&A & Strategy for Citigroup Inc. and the law firm of Skadden, Arps, Meagher & Flom LLP.

Dorian E. Daley President	Ms. Daley has been Executive Vice President and General Counsel of Oracle since April 2015. She served as Oracle’s Secretary from October 2007 until October 2017 and she was Senior Vice President, General Counsel of Oracle from October 2007 to April 2015. She served as Vice President, Legal, Associate General Counsel and Assistant Secretary of Oracle from June 2004 to October 2007, as Associate General Counsel and Assistant Secretary from October 2001 to June 2004 and as Associate General Counsel from February 2001 to October 2001. She held various other positions with Oracle since joining Oracle’s Legal Department in 1992.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the executive officer of Parent are set forth below. The business address of Parent is 2300 Oracle Way, Austin, Texas 78741. The telephone number at such office is (737) 867-1000. The executive officer listed below is a citizen of the United States. Parent does not have any directors and is managed by Oracle.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Dorian E. Daley President and Director	Ms. Daley has been Executive Vice President and General Counsel of Oracle since April 2015. She served as Oracle’s Secretary from October 2007 until October 2017 and she was Senior Vice President, General Counsel of Oracle from October 2007 to April 2015. She served as Vice President, Legal, Associate General Counsel and Assistant Secretary of Oracle from June 2004 to October 2007, as Associate General Counsel and Assistant Secretary from October 2001 to June 2004 and as Associate General Counsel from February 2001 to October 2001. She held various other positions with Oracle since joining Oracle’s Legal Department in 1992.

3.	ORACLE

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Oracle are set forth below. The business address of each such director and executive officer is 2300 Oracle Way, Austin, Texas 78741. The telephone number at such office is (737) 867-1000. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Jeffrey S. Berg Director	Mr. Berg has been an agent in the entertainment industry for over 40 years. Mr. Berg has served as Chairman of Northside Services, LLC, a media and entertainment advisory firm, since May 2015. Mr. Berg was Chairman of Resolution, a talent and literary agency he founded, from January 2013 until April 2015. Between 1985 and 2012, he was the Chairman and CEO of International Creative Management, Inc. (“ICM”), a talent agency for the entertainment industry. He has served as Co-Chair of California’s Council on Information Technology and was President of the Executive Board of the College of Letters and Sciences at the University of California at Berkeley. He previously served on the Board of Trustees of the Anderson School of Management at the University of California at Los Angeles.

Michael J. Boskin Director	Dr. Boskin is the Tully M. Friedman Professor of Economics and Wohlford Family Hoover Institution Senior Fellow at Stanford University, where he has been on the faculty since 1971. He is CEO and President of Boskin & Co., Inc., a consulting firm. He was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr. Boskin currently serves as director of Bloom Energy Corporation and, during the last five years, served as a director of Exxon Mobil Corporation.

Safra A. Catz Director, Chief Executive Officer	Ms. Catz has been Oracle’s Chief Executive Officer (“CEO”) since September 2014. She served as Oracle’s President from January 2004 to September 2014 and as Oracle’s Chief Financial Officer (“CFO”) most recently from April 2011 until September 2014. Ms. Catz was previously Oracle’s CFO from November 2005 until September 2008 and Oracle’s Interim CFO from April 2005 until July 2005. Prior to being named President, she held various other positions with Oracle since joining Oracle in 1999. Ms. Catz is currently a director of The Walt Disney Company. She also serves on the U.S. National Security Commission on Artificial Intelligence.

Bruce R. Chizen Director	Mr. Chizen is currently an independent consultant and has served as Senior Adviser to Permira Advisers LLP (“Permira”), a private equity firm, since July 2008, as PGO Partner to Permira since June 2018, and as a Venture Partner at Voyager Capital, a venture capital firm, since July 2009. He has also served as an Operating Partner for Permira Growth Opportunities, a private equity fund, since June 2018. From 1994 to 2008, Mr. Chizen served in a number of positions at Adobe Systems Incorporated (“Adobe”), a provider of design, imaging and publishing software, including CEO (2000 to 2007), President (2000 to 2005), acting CFO (2006 to 2007) and strategic adviser (2007 to 2008). Mr. Chizen currently serves as a director of Synopsys, Inc. and ChargePoint Holdings, Inc.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
George H. Conrades Director	Mr. Conrades has served as an Executive Advisor to Akamai Technologies, Inc. (“Akamai”), a content delivery network services provider for media and software delivery and cloud security solutions, since June 2018. He previously served as Akamai’s CEO from 1999 to 2005 and Chairman from 1999 to March 2018. Mr. Conrades currently serves as Managing Partner at Longfellow Venture Partners, a private venture fund advising and investing in early stage healthcare and technology companies. He also served as a Venture Partner at Polaris Venture Partners, an early stage investment company, from 1998 to 2012 and is currently Partner Emeritus. Mr. Conrades currently serves as a director of Cyclerion, Inc. and during the last five years he previously served as a director of Akamai.

Lawrence J. Ellison Chairman of the Board of Directors, Chief Technology Officer	Mr. Ellison has been Oracle’s Chairman of the Board and Chief Technology Officer since September 2014. Mr. Ellison served as Oracle’s CEO from June 1977, when he founded Oracle, until September 2014. He previously served as Oracle’s Chairman of the Board from May 1995 to January 2004. Mr. Ellison currently serves as a director of Tesla, Inc.

Rona A. Fairhead Director	Mrs. Fairhead served as Minister of State for Trade and Export Promotion, Department for International Trade in the United Kingdom from September 2017 to May 2019. She previously served as Chair of the British Broadcasting Corporation (“BBC”) Trust from October 2014 to April 2017. From 2006 to 2013, Mrs. Fairhead was Chair and CEO of the Financial Times Group Limited, which was a division of Pearson plc, and, prior to that, she served as Pearson plc’s CFO. Before joining Pearson plc, Mrs. Fairhead held a variety of leadership positions at Bombardier Inc. and Imperial Chemical Industries plc. Her previous Independent Director roles include PepsiCo, Inc. and HSBC Holdings plc. Mrs. Fairhead is currently Chair of Electrocomponents plc and is a member of the U.K. House of Lords.

Jeffrey O. Henley Vice Chairman of the Board of Directors	Mr. Henley has served as Oracle’s Vice Chairman of the Board since September 2014. Mr. Henley previously served as Oracle’s Chairman of the Board from January 2004 to September 2014. He served as Oracle’s Executive Vice President and CFO from March 1991 to July 2004.

Renée J. James Director	Ms. James is currently the Chairman and CEO of Ampere Computing LLC (“Ampere”), a company she founded in 2017 that produces high-performance semiconductors for hyperscale cloud, storage and edge computing. Ms. James also has served as an Operating Executive for The Carlyle Group, a global alternative asset manager, since February 2016. In this role, Ms. James evaluates new technology investments for the firm and advises portfolio companies on their strategic direction and operational efficiency. In January 2016, Ms. James concluded a 28-year career with Intel Corporation (“Intel”), where she most recently served as President. Ms. James is Chair of the National Security Telecommunications Advisory Committee to the President of the United States. She also serves as a director of Citigroup Inc. In the last five years, she previously served as a director of Sabre Corporation and Vodafone Group Plc.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Charles W. Moorman, IV	Mr. Moorman is currently a Senior Advisor to Amtrak, a position he has held since 2018, and he previously served as President and CEO from August 2016 to January 2018. Mr. Moorman was previously CEO (from 2005 to 2015) and Chairman (from 2006 to 2015) of Norfolk Southern Corporation (“Norfolk Southern”), a transportation company. From 1975 to 2005, he held various positions in operations, information technology, and human resources at Norfolk Southern. Mr. Moorman serves as a director of Chevron Corporation and in the last five years he previously served as a director of Duke Energy Corporation.

Leon E. Panetta Director	Secretary Panetta served as U.S. Secretary of Defense from 2011 to 2013 and as Director of the Central Intelligence Agency from 2009 to 2011. Prior to that time, Secretary Panetta was a member of the United States House of Representatives from 1977 to 1993, served as Director of the Office of Management and Budget from 1993 to 1994 and served as President Bill Clinton’s Chief of Staff from 1994 to 1997. He is the co-founder and Chairman of the Panetta Institute for Public Policy and currently serves as moderator of the Leon Panetta Lecture Series, a program he created. Secretary Panetta previously served as Distinguished Scholar to Chancellor Charles B. Reed of the California State University System and professor of public policy at Santa Clara University.

William G. Parrett	Mr. Parrett served as the CEO of Deloitte Touche Tohmatsu (“Deloitte”), a multinational professional services network, from 2003 until 2007. He joined Deloitte in 1967 and served in a series of roles of increasing responsibility until his retirement in 2007. Mr. Parrett serves as a director of The Blackstone Group L.P. and Thoughtworks Holding, Inc. In the last five years, he previously served as a director of the Eastman Kodak Company, Conduent Inc., Thermo Fisher Scientific Inc. and UBS Group AG. Mr. Parrett is a Certified Public Accountant with an active license.

Naomi O. Seligman Director	Ms. Seligman has served as a senior partner at Ostriker von Simson, Inc., a technology research firm which chairs the CIO Strategy Exchange, since June 1999. Since 1999, this forum has brought together senior executives in four vital quadrants of the IT sector. From 1977 until June 1999, Ms. Seligman served as a co-founder and senior partner of the Research Board, Inc., a private sector institution sponsored by 100 chief information officers from major global corporations. In the last five years, Ms. Seligman previously served as a director of Akamai Technologies, Inc.

Vishal Sikka	Dr. Sikka is the founder and CEO of Vianai Systems, Inc., a startup company founded in 2019 that provides advanced software and services in artificial intelligence and machine learning. Previously, he was the CEO and Managing Director of Infosys Limited, a multinational IT services company, from 2014 to 2017. From 2002 to 2014, Dr. Sikka was at SAP SE, a multinational software company, where he served on the Executive Board from 2010 to 2014. Dr. Sikka holds a PhD in computer science with a focus on artificial intelligence from Stanford University. He serves on the Supervisory Board of BMW Group and on

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
the Advisory Council for the Stanford Institute for Human-Centered Artificial Intelligence.

Edward Screven, Executive Vice President, Chief Corporate Architect	Mr. Screven has been Executive Vice President, Chief Corporate Architect since May 2015. He served as Oracle’s Senior Vice President, Chief Corporate Architect from November 2006 to April 2015 and as Vice President, Chief Corporate Architect from January 2003 to November 2006. He held various other positions with Oracle since joining Oracle in 1986.

Dorian E. Daley Executive Vice President, General Counsel and Secretary	Ms. Daley has been Executive Vice President and General Counsel of Oracle since April 2015. She served as Oracle’s Secretary from October 2007 to October 2017 and she was Senior Vice President, General Counsel of Oracle from October 2007 to April 2015. She served as Vice President, Legal, Associate General Counsel and Assistant Secretary of Oracle from June 2004 to October 2007, as Associate General Counsel and Assistant Secretary from October 2001 to June 2004 and as Associate General Counsel from February 2001 to October 2001. She held various other positions with Oracle since joining Oracle’s Legal Department in 1992.

William Corey West Executive Vice President, Corporate Controller and Chief Accounting Officer	Mr. West has been Executive Vice President, Chief Accounting Officer of Oracle since April 2015. He served as Senior Vice President, Corporate Controller and Chief Accounting Officer from February 2008 to April 2015 and was Vice President, Corporate Controller and Chief Accounting Officer from April 2007 to February 2008. His previous experience includes 14 years with Arthur Andersen LLP, most recently as a partner.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833